UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 2014

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

at March 31, 2014 and December 31, 2013

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

At March 31, 2014 and December 31, 2013

ASSETS	NOTE	03.31.2014	12.31.2013
		ThCh$	ThCh$
Current assets:
Cash and cash equivalents	5	78,798,655	79,976,126
Other financial assets	6	31,309,718	36,471,637
Other non-financial assets	7.1	13,029,203	9,695,804
Trade and other accounts receivable, net	8	169,186,299	195,434,075
Accounts receivable from related companies	12.1	4,386,509	8,028,987
Inventory	9	130,662,592	125,853,991
Current tax assets	10.1	4,076,835	3,989,697
Total current assets excluding assets held for sale		431,449,811	459,450,317
Assets held for sale		1,133,769	1,133,769
Total Current Assets		432,583,580	460,584,086

Non-Current Assets:
Other financial assets	6	11,697,161	7,922,287
Other non-financial assets	7.2	32,034,574	28,796,153
Trade and other receivables	8	7,728,134	7,631,253
Accounts receivable from related parties	12.1	24,752	18,765
Investments accounted for under the equity method	14.1	73,645,768	68,673,399
Intangible assets other than goodwill	15.1	734,248,654	700,606,492
Goodwill	15.2	122,438,002	115,779,067
Property, plant and equipment	11.1	700,112,610	692,949,808
Total Non-Current Assets		1,681,929,655	1,622,377,224
Total Assets		2,114,513,235	2,082,961,310

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

At March 31, 2014 and December 31, 2013

LIABILITIES AND EQUITY	NOTE	03.31.2014	12.31.2013
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	16	104,662,688	106,877,255
Trade and other accounts payable	17	172,829,462	210,446,298
Accounts payable to related parties	12.2	41,587,530	43,425,287
Provisions	18	265,372	269,906
Income taxes payable	10.2	1,531,818	3,679,057
Other non-financial liabilities	19	26,680,517	37,446,336
Total Current Liabilities		347,557,387	402,144,139

Non-Current Liabilities:
Other financial liabilities	16	622,255,374	605,362,059
Trade and other payables		1,439,327	1,262,043
Provisions	18	86,687,029	77,542,388
Deferred income tax liabilities	10.4	111,527,588	105,537,484
Post-employment benefit liabilities	13.3	8,949,248	8,758,111
Other non-financial liabilities	19	1,158,764	922,498
Total Non-Current Liabilities		832,017,330	799,384,583

Equity:	20
Issued capital		270,737,574	270,737,574
Retained earnings		260,227,186	243,192,801
Other reserves		382,410,596	346,738,667
Equity attributable to equity holders of the parent		913,375,356	860,669,042
Non-controlling interests		21,563,162	20,763,546
Total Equity		934,938,518	881,432,588
Total Liabilities and Equity		2,114,513,235	2,082,961,310

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Income by Function

for the period ended at March 31, 2014 and 2013

		01.01.2014	01.01.2013
	NOTE	03.31.2014	03.31.2013
		ThCh$	ThCh$
Net sales		448,310,676	376,665,958
Cost of sales	24	(266,522,204)	(220,561,691)
Gross Profit		181,788,472	156,104,267
Other income	25	314,773	426,029
Distribution expenses	24	(46,150,090)	(39,315,729)
Administrative expenses	24	(83,580,370)	(71,172,782)
Other expenses	26	(3,741,906)	(3,789,298)
Other gains	28	858,492	(1,682,852)
Financial income	27	1,797,837	629,200
Financial expenses	27	(13,628,030)	(5,571,611)
Share of profit of investments accounted for using the equity method	14.3	542,060	527,533
Foreign exchange differences		(1,229,696)	989,260
Loss from differences in indexed financial assets and liabilities		(3,283,688)	(276,299)
Net income before income taxes		33,687,854	36,867,718
Income tax expense	10.3	(8,988,009)	(10,032,403)
Net income		24,699,845	26,835,315

Net income attributable to:
Equity holders of the parent		24,334,835	26,300,320
Non-controlling interests		365,010	534,995
Net income		24,699,845	26,835,315

Earnings per Share, basic and diluted		Ch$	Ch$
Earnings per Series A Share	20.5	24.48	26.46
Earnings per Series B Share	20.5	26.93	29.11

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Comprehensive Income

for the period ended at March 31, 2014 and 2013

	01.01.2014	01.01.2013
	03.31.2014	03.31.2014
	ThCh$	ThCh$
Net income	24,699,845	26,835,315
Other Comprehensive Income:

Components of other comprehensive income that are not re-measured to net income for the period, before taxes

Actuarial losses from defined benefit plans	—	—
Components of other comprehensive income that will be re-measured to net income for the period, before taxes
Gains (losses) from exchange rate translation differences	32,943,431	11,317,469
Gains from cash flow hedges	6,170,376
Income tax related to components of other comprehensive income that are not re-measured to net income for the period
Income tax benefit related to defined benefit plans	—	—

Income tax related to components of other comprehensive income that will be re-measured to net income for the period
Income tax, (benefit) related to exchange rate translation differences	(894,753)	(170,474)

Income tax related to cash flow hedges	(2,112,519)	—
Total comprehensive income	60,806,380	37,982,310

Total comprehensive income attributable to:
Equity holders of the parent	60,006,764	37,097,478
Non-controlling interests	799,616	884,832
Total comprehensive income	60,806,380	37,982,310

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Statements of Changes in Equity

for the period ended at March 31, 2014 and 2013

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2014	270,737,574	—	(81,527,711)	2,258,144	(1,128,824)	427,137,058	346,738,667	243,192,801	860,669,042	20,763,546	881,432,588
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	24,334,835	24,334,835	365,010	24.699.845
Other comprehensive income	—	—	31,614,072	4,057,857	—	—	35,671,929	—	35,671,929	434,606	36.106.535
Comprehensive income	—	—	31,614,072	4,057,857	—	—	35,671,929	24,334,835	60,006,764	799,616	60.806.380
Dividends	—	—	—	—	—	—	—	(7,300,450)	(7,300,450)	—	(7,300,450)
Total changes in equity	—	—	31,614,072	4,057,857	—	—	35,671,929	17,034,385	52,706,314	799,616	53,505,930
Ending balance at 03.31.2014	270,737,574	—	(49,913,639)	6,316,001	(1,128,824)	427,137,058	382,410,596	260,227,186	913,375,356	21,563,162	934,938,518

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2013	270,759,299	(21,725)	(63,555,545))	—	—	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	26,300,320	26,300,320	534,995	26.835.315
Other comprehensive income	—	—	10,797,158	—	—	—	10,797,158	—	10,797,158	349,837	11.146.995
Comprehensive income	—	—	10,797,158	—	—	—	10,797,158	26,300,320	37,097,478	884,832	37.982.310
Increase (decrease) due to transfers and other changes	—	—	—	—	—	6,288,892	6,288,892	—	6,288,892	—	6,288,892
Total changes in equity	—	—	10,797,158	—	—	6,288,892	17,086,050	26,300,320	43,386,370	884,832	44,271,202
Ending balance at 03.31.2013	270,759,299	(21,725)	(52,758,387)	—	—	433,425,950	380,667,563	266,144,982	917,550,119	20,326,004	937,876,123

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Cash Flows

for the period ended at March 31, 2014 and 2013

		01.01.2014	01.01.2013
Cash flows provided by (used in) Operating Activities	NOTE	03.31.2014	03.31.2013
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		630,543,183	558,959,306
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(433,835,030)	(415,706,245)
Payments to employees		(48,913,078)	(40,361,869)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(86,942,150)	(67,569,276)
Dividendos recibidos		—	—
Dividends received		(15,459,896)	(1,655,862)
Interest payments		848,728	442,525
Interest received		(9,101,115)	(10,935,220)
Income tax payments		(1,597,537)	(1,889,451)
Other cash movements		35,543,105	21,283,908

Cash flows used in Investing Activities

Proceeds from sale of property, plant and equipment		19,992	2,567,135
Purchase of property, plant and equipment		(28,667,024)	(34,627,459)
Proceeds from other long term assets (term deposits over 90 days)		6,791,555	—
Purchase of other long term assets (term deposits over 90 days)		(2,200,000)	—
Payments on forward, term, option and financial exchange agreements		—	(517,094)
Receipts from forward, term, option and financial exchange agreements		1,390,520	—
Other cash movements		—	66,795
Net cash flows used in Investing Activities		(22,664,957)	(32,510,623)

Cash Flows generated from (used in) Financing Activities

Proceeds from long-term loans obtained		—	71,227,887
Proceeds from short-term loans obtained		45,991,892	—
Loan payments		(43,706,268)	(67,785,572)
Financial lease liability payments		(2,055,328)	(15,748)
Dividend payments by the reporting entity		(13,327,665)	(1,670,632)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(2,936,253)	—
Net cash flows generated by (used in) Financing Activities		(16,033,622)	1,755,935

Net (decrease) increase in cash and cash equivalents before exchange differences		(3,155,474)	(9,470,780)

Effects of exchange differences on cash and cash equivalents		1,978,003	145,669
Net increase (decrease) in cash and cash equivalents		(1,177,471)	(9,325,111)
Cash and cash equivalents — beginning of year	5	79,976,126	55,522,255
Cash and cash equivalents - end of year	5	78,798,655	46,197,144

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Intermediate Consolidated Statements of Financial Position

for the period ended at March 31, 2014 and 2013

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. After the merger and recent acquisitions, the Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory coveres the whole country.

The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brasil, Argentina and Paraguay. The licenses for the territories expire in Chile in 2014 and 2018; in Argentina in 2017; in Brazil in 2017; and in Paraguay in 2014. All of these licenses are issued at The Coca-Cola Company´s discretion. The Company is currently in the process of renewing its licences in Paraguay and Chile that expire en 2014 and expects that these licenses, along with all others, will be renewed with similar terms and conditions upon expiration.

As of March 31, 2014, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                               Periods covered

These consolidated financial statements encompass the following periods:

Intermediate consolidated statement of financial position: At March 31, 2014 and December 31, 2013.

Intermediate consolidated income statements by function and comprehensive income: For the periods ended March 31, 2014 and 2013.

Intermediate consolidated statements of cash flows: For the periods ended March 31, 2014 and 2013, using the “direct method”.

Intermediate consolidated statements of changes in equity:  For the periods ended March 31, 2014 and 2013.

Rounding: The consolidated financial statements are presented in thousands of Chilean pesos and all values are rounded to the nearest thousand, except where otherwise indicated.

2.2                     Basis of preparation

The Company’s Consolidated Financial Statements for the period ended March 31, 2014 and the year ended December 31, 2013 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (hereinafter “IASB”).

Those Spanish language IFRS consolidated financial statements consisted of consoliated statements of financial position as of March, 31 2014 and 2013 along with consolidated income statements by function, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows (and related disclosures), each for the two years then ended.  Those Spanish language IFRS consolidated financial statements were then subsequently approved by the Company’s shareholders during its May 27, 2014 meeting.

The accompanying English language IFRS consolidated financial statements are consistent with the previously issued Spanish language IFRS consolidated financial statements.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English, as explained above.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country. Adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to IFRS.

2.3                              Basis of consolidation

2.3.1                    Subsidiaries

These consolidated financial statement incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of March 31, 2014 and December 31, 2013 and results of operations and cash flows for the years ended March 31, 2014 and 2013. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred to the former owners of the acquire or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. All acquisition related costs are expensed in the period incurred.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented in “Non-Controlling Interest” in the consolidated income statement and Earnings attributable to non-controlling interests”, in the consolidated statement of changes in equity.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		03.31.2014			03.31.2013
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99,99	99,99	—	99,99	99,99
Foreign	Aconcagua Investing Ltda.	0,71	99,28	99,99	0,71	99,28	99,99
96.842.970-1	Andina Bottling Investments S.A.	99,90	0,09	99,99	99,90	0,09	99,99
96.972.760-9	Andina Bottling Investments Dos S.A.	99,90	0,09	99,99	99,90	0,09	99,99
Foreign	Andina Empaques Argentina S.A.	—	99,98	99,98	—	99,98	99,98
96.836.750-1	Andina Inversiones Societarias S.A.	99,99	—	99,99	99,99	—	99,99
76.070.406-7	Embotelladora Andina Chile S.A.	99,99	—	99,99	99,99	—	99,99
Foreign	Embotelladora del Atlántico S.A.	0,92	99,07	99,99	0,92	99,07	99,99
96.705.990-0	Envases Central S.A.	59,27	—	59,27	59,27	—	59,27
96.971.280-6	Inversiones Los Andes Ltda.	99,99	—	99,99	99,99	—	99,99
Foreign	Paraguay Refrescos S.A.	0,08	97,75	97,83	0,08	97,75	97,83
76.276.604-3	Red de Transportes Comerciales Ltda.(1)	99,90	0,09	99,99	99,90	0,09	99,99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99,99	99,99	—	99,99	99,99
78.536.950-5	Servicios Multivending Ltda.	99,90	0,09	99,99	99,90	0,09	99,99
78.775.460-0	Sociedad de Transportes Trans-Heca Limitada.(1)	—	99,99	99,99	—	99,99	99,99
78.861.790-9	Transportes Andina Refrescos Ltda.	99,90	0,09	99,99	99,90	0,09	99,99
96.928.520-7	Transportes Polar S.A.	99,99	—	99,99	99,99	—	99,99
76.389.720-6	Vital Aguas S.A.	66,50	—	66,50	66,50	—	66,50
93.899.000-k	Vital Jugos S.A.	15,00	50,00	65,00	15,00	50,00	65,00

(1)    Corresponds to Chilean companies constituted to reorganize the distribution process in Chile, in parts of Santiago and the Rancagua region.

2.3.2                     Investments accounted for under the equity method

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement, and its share of post acquisition movements in other comprehensive income is recognized in OCI with corresponding adjustment to the carrying amount of the investment.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company..

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                  Chilean operations

•                  Brazilian operations

•                  Argentine operations

•                  Paraguayan operations

•

2.5                               Foreign currency translation

2.5.1                     Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2                     Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF ¨Unidad de Fomento	Paraguayan Guaraní	€ Euro
03.31.2014	551.18	243.56	68.88	23,606.97	0.1243	759.10
12.31.2013	524.61	223.94	80.45	23,309.56	0.1144	724.30

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                         Assets and liabilities for the statement of financial position are translated at the closing exchange rate as of the reporting date;

(ii)                      Income and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda. (Brazil Segment)	R$ Brazilian Real
Embotelladora del Atlántico S.A. (Argentina Segment)	A$ Argentine Peso
Andina Empaques Argentina S. A. (Argentina Segment)	A$ Argentine Peso
Paraguay Refrescos S. A. (Paraguay Segment)	G$ Paraguayan Guaraní

In consolidation, translation differences arising from the translation of net investments in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable which are considered to be part of an equity investment are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6                               Property, plant, and equipment

Assets included in property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between market interest rates and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset´s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to the income statement.

Items that are available for sale, and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7                             Intangible assets and Goodwill

2.7.1                     Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Goodwill is recognized separately and tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units; from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2                   Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Brazil, Chile and Paraguay which were acquired during Business Combination.  Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis..

2.7.3                     Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8                               Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9                               Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, financial assets held to maturity, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

At each reporting date the Company assesses if there is evidence of impairment for any asset or group of financial assets.

2.9.1                     Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets. Derivatives are also categorized as held for trading unless they are designated as hedges.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under financial income or expense during the year in which they incur.

2.9.2                             Loans and receivables

Loans and accounts receivable are financial assets with fixed and determinable payments that are not quoted in an active market period. Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position and they are recorded at their amortized cost less a provision for impairment..

An impairment is recorded on trade accounts receivable when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The loss is recognized in administrative expenses in the consolidated income statement.

2.9.3                             Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are carried at cost, which approximates their fair value considering their short-term nature.

Accrued interest is recognized in the consolidated income statement under financial income during the year in which it occurs.

2.10                                Derivatives financial instruments and hedging activities

The Company uses derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, property, plant and equipment, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1                       Derivative financial instruments designated as cash flow hedges

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences”.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement..

2.10.2                       Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives are recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”.

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company records assets and liabilities as of March 31, 2014 and December 31, 2013 based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3: Inputs for the assets or liabilities that are not based on observable market data information.

During the period ended March 31, 2014, there were no transfers of items between fair value measurement categories; all of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits with banks and other short-term highly liquid and low risk of change in value investments with original maturities of three months or less.

2.14                                Other financial liabilities

Bank borrowings are initially recognized at fair value, net of transaction costs. These liabilities are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.  For the periods ended March 31, 2014 and 2013, no borrowing costs have been capitalized.

2.15                                Government subsidies

Government subsidies are recognized at fair value when it is certain that the subsidy will be received and that the Company will meet all the established conditions.

Subsidies for operating costs are deferred and recognized on the income statement in the period that the operating costs are incurred.

Subsidies for purchases of property, plant and equipment are deducted from the costs of the related asset in property, plant and equipment and depreciation is recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be ultilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries and associates in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

2.17                                Employee benefits

The Company provides for post-retirement compensation to its retirees according to their years of service and the individual and collective contracts in place. This provision is recognized in the balance sheet at the present value of the defined benefit obligation using the projected unit credit method based on discounted estimated future cash outflows using interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid and with terms approximating the terms of the related pension obligation.

The results from the update of actuarial variables were directly recorded under results within sales and administrative expenses until December 31, 2012. From the period 2014, and according to the modifications established by IAS 19, variations in actuarial variables are prospectively recognized within other comprehensive income.

The Company also has an executive retention plan. It is accounted for as a liability according to the guidelines of the plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under provisions.

2.18                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.19                                 Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.20                                Deposits for returnable containers

This liability comprises of cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or containers.

Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                                Revenue recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue presents amounts receivable for goods supplied net of value-added tax, returns, rebates, and discounts and net of sales between companies that are consolidated.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22                                 Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company related to the financing of advertising and promotional programs for its products in the territories where it has distribution licenses. The contributions received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations, there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific items of property, plant and equipment.  In such situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the related assets.

2.23                                Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the Company´s consolidated financial statements, based on the obligatory 30% minimum in accordance with the Corporations Law.

Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1                       Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful lives (such as distribution rights) have suffered any loss of impairment. The recoverable amounts of cash generating units are determined based on value-in-use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires an use of estimates and judgments as they are subject to inherent uncertainties;  however, the assumptions are consistent with the Company´s internal planning end past results. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill.

2.24.2                       Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or a liability can be incurred or liquidated in an actual transaction among parties under mutually independently agreed conditions which are different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are their current prices in an active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows which do not come from these, but from other assets. The Company also applies estimations over the time period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.24.3                      Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors. Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.24.4                      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company´s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.24.5                      Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated on the basis of the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.25                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             The following standards, amendments and interpretations are mandatory for the first time for financial years beginning on January 1, 2014:

Standards and interpretations	Mandatory for the years beginning from

IFRIC 21 “Liens”

Issued in May 2013. Defines a lien as an outflow of resources embodying economic benefits is imposed by the government entities in accordance with current legislation. Indicates the accounting treatment for a liability to pay a tax if that person is within the scope of IAS 37. It’s about when to recognize a liability for charges imposed by a public authority to operate in a specific market. Submit a liability to be recognized when the event giving rise to the obligation and the payment can not be prevented from occurring. The obligating event generator can occur gradually or at a specific date in time. Early adoption is permitted.

01/01/2014

IAS 32 “Presentation of Financial Instruments”

Issued in December 2011 - It clarifies the requirements for offsetting financial assets and liabilities in the financial statement. Specifically, it indicates that the offsetting right must be available on the date of the financial statement and not be dependent on a future event. It also indicates that it must be legally obligatory for counterparts both in the normal course of business, as well as in the case of default, insolvency or bankruptcy. Early adoption is permitted.

01/01/2014

IAS 39 “ Financial Instruments: Recognition and Measurement “

Issued in June 2013. Down certain conditions to be met novation of derivatives continue to allow hedge accounting , that in order to prevent innovations that are the result of laws and regulations affecting the financial statements. To this effect indicates that the changes will not lead to the expiration or termination of the hedging instrument if: ( a) as a result of laws or regulations , the parties to the hedging instrument agree that a central counterparty , or an entity (or entities) act as counterparty to offset centrally replaces the original counterparty , ( b ) other changes , if any , to the hedging instruments , which are limited to those necessary to conduct such replacement counterparty . These changes include changes in the requirements of contractual guarantees, rights of offset receivables and payables , taxes and levies. Early adoption is permitted.

01/01/2014

The adoption of standards, amendments and interpretations previously described, did not have a material impact on the consolidated financial statements of the Company.

b)             New standards, interpretations and amendments issued, not applicable for the year 2014, for which early adoption is allowed, are as follows.

Standards and interpretations	Mandatory for periods beginning on

IFRS 9 “Financial Instruments”

Issued in December 2009, it amends the classification and measurement of financial assets. It establishes two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is measured at amortized cost only if the entity keeps it to obtain contractual cash flows and if cash flows represent principal and interest.

Subsequently this standard was amended in November 2010 to include the treatment and classification of financial liabilities. For liabilities the standard keeps most of the requirements of IAS 39. These include amortized cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that, in the cases where the option of fair value of financial liabilities is taken, the part of the change in fair value attributable to changes in the risk of the entity’s credit is recognized within other comprehensive income instead of income, unless this produces an accounting asymmetry.

Early adoption is allowed.

Not determined

IFRS 9 “Financial Instruments”

Issued in November 2013, a main aspect of the amendments include a substantial review of hedge accounting to allow entities to better reflect its risk management activities in the financial statements.

In addition, and although not related to hedge accounting, this amendment allows an early adoption of the requirement to recognize the changes in the fair value attributable to changes in the entity’s credit risk (for financial liabilities that are designated under the fair value option) in other comprehensive income. Such amendment can be applied without having to adopt the rest of IFRS 9. .

Not determined

IAS 19 “Employee Benefits”

Issued in November 2013, this amendment applies to contributions in defined benefit plans from employees or third parties. The purpose of the amendments is to simplify accounting of contributions that are independent of the number of years of service of employees, for example, employee contributions calculated according to a fixed percentage of the salary.

07/01/2014

Amendments and improvements	Mandatory for periods beginning on

Improvements to International Financial Reporting Standards (2012)

Issued in December 2013.

IFRS 2 “Share-based payments” - Clarifies the definition of “consolidation (or irreversibility) conditions of the vesting conditions” and “Market conditions” separately defines the “Performance conditions” and “Service conditions” are defined. This amendment should be applied prospectively to share-based payment transactions granted on or after July 1, 2014. Early adoption is permitted..

IFRS 3 “Business Combinations” - The standard is amended to clarify that an obligation to pay contingent consideration which meets the definition of a financial instrument is classified as a financial liability or as equity, on the basis of the definitions in IAS 32, ‘Financial instruments: Presentation’. The standard is further amended to clarify that all non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date, with changes in fair value recognized in results. Consequential changes are also made to IFRS 9, IAS 37 and IAS 39.

This amendment should be applied prospectively for business combinations where the acquisition date is on or after 1 July 2014. Early adoption is permitted if and when amendments to IFRS 9 and IAS 7 issued also as part of 2012 improvement plan, are also adopted early.

IFRS 8 “Operating Segments” - The standard is amended to include the requirement of disclosure of judgments made by management in the aggregation of operating segments. This includes a description of the segments that have been added and the economic indicators that have been evaluated in determining that added segments share similar economic characteristics. The standard was further amended to require a reconciliation of the segments’ assets to the entity’s assets, when segment assets are reported. Early adoption is permitted.

IFRS 13 “Fair Value Measurement” - When IFRS 13 was published, as a result paragraphs B5.4.12 of IFRS 9 and GA79 of IAS 39 were eliminated. This generated a doubt as to whether entities no longer had the ability to measure the short term accounts receivable and payable by the nominal amounts if the effect of not updating them was immaterial. IASB has changed the basis of the conclusions of IFRS 13 to clarify that it had no intention of eliminating the ability to measure the short-term accounts receivable and payable by nominal amounts in such cases.

01/07/2014

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” - Both rules are amended to clarify the treatment of the gross carrying amount and the accumulated depreciation when the entity is using the revaluation model. In these cases, the book value of the asset is updated to the revalued amount and the division of such revaluation between the gross carrying amount and the accumulated depreciation is treated in one of the following ways: 1) update the gross carrying amount in a manner consistent with the revaluation of the carrying amount and the accumulated depreciation is adjusted to equal the difference between the gross carrying value and the carrying value after taking into account accumulated impairment losses; or 2) accumulated depreciation is eliminated against the gross carrying amount of the asset. Early adoption is permitted..

IAS 14 “Deferred Regulatory Accounts”

It issued in January 2014, is an interim standard on accounting for certain balances arising from activities regulated tariff (“deferred regulatory accounts”). This rule applies only to entities applying IFRS 1 and first-time adopters of IFRS. It allows those entities to adopt IFRS, continue applying the accounting policies generally accepted accounting principles prior to the recognition, measurement, impairment and derecognition of deferred regulatory accounts. the standard.

01/01/2016

Amendments and improvements	Mandatory for periods beginning on

IAS 24 “Related Party Disclosures” - The standard is amended to include, as a related entity, an entity that provides key management personnel services to the reporting entity or the parent company of the reporting entity (“the managing body”). The entity that reports is not obligated to disclose the compensation paid by the managing body for workers or administrators of the managing body, but it is obligated to reveal the amounts charged to the reporting entity by the managing body for services rendered by key management personnel. Early adoption is permitted.

01/07/2014

Improvements to International Financial Reporting Standards (2013)

Issued in December 2013.

IFRS 1 “First Time Adoption of International Financial Reporting Standards” - Clarifies that when a new version of a rule is not mandatory, but is available for early adoption, an adopter of IFRS for the first time, can choose to apply the old version or the new version of the standard, as long as it applies the same standard in all periods reported.

IFRS 3 “Business Combinations” - The standard is amended to clarify that IFRS is not applicable to the accounting for the formation of a joint arrangement under IFRS 11. The amendment also clarifies that the exemption of the scope is only applied in the financial statements of the joint arrangement itself.

01/07/2014

IFRS 13 “Fair Value Measurement” - Clarifies that portfolio exception defined in IFRS 13, that allows an entity to measure fair value of a group of financial assets and liabilities by its net value, is applicable to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9. The amendment is mandatory for periods beginning on July 1, 2014. An entity must apply the amendments prospectively since the beginning of the annual period where IFRS 13 is being applied.

IAS 40 “Investment Property” - The standard is amended to clarify that IAS 40 and IFRS 3 are not mutually exclusive. IAS 40 provides a guide to distinguish between investment properties and owner-occupied properties. In the preparation of financial information, you must also consider IFRS 3 application to determine whether the acquisition of an investment property is not a business combination. The amendment applies to periods beginning on July 1, 2014, but it is possible to apply it to individual investment property acquisitions before that date, if and only if the information needed to apply the amendment is available.

The Company´s management considers the adoption of standards, amendments and interpretations previously described, will not have a significantly impact on the consolidated financial statements of the Company in the period of their adoption.

NOTE 3 — BUSINESS COMBINATIONS

a)        Merger with Embotelladoras Coca-Cola Polar S.A.:

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is also a Coca-Cola bottler with operations in Chile, servicing territories in the II, III, IV, XI and XII regions; in Argentina, servicing territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the province of Buenos Aires; and in Paraguay servicing the whole country.  The merger was made in order to reinforce the Company’s leading position among other Coca-Cola bottlers in South America.

Prior to the finalization of the merger and the approval of the shareholders at the Shareholders´Meetings of the Company and Polar, dividends were distributed among their respective shareholders, in addition to those already declared and distributed from 2011 results. Dividends distributed by the Company and Polar amounted to Ch$ 28,155,862,307 and Ch$ 29,565,609,857, respectively, which represented Ch$ 35.27 per each Series A share and Ch$ 38.80 per each Series B share.

The physical exchange of shares took place on October 16, 2012, when the former shareholders of Polar obtained a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the Company took actual control over day-to-day operations of Polar as of October 1, 2012, when it began to consolidate Polar’s operating results. As a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, the Company indirectly acquired additional ownership interests in Vital Jugos S.A., Vital Aguas S.A., and Envases Central S.A., in addition to its existing ownership interests in those entities.  The Company’s current ownership enables it to exercise control over these entities, and thus, consolidate them into its consolidated financial statements from October 1, 2012.

As part of the business combination, the Company obtained controls over Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. because of the combination of its news shares and existing shares in these entities. Under IFRS 3, because the business combination of Vital Jugos S.A., and Vital Aguas S.A., and Envases Central S.A., was achieved in stages, carrying value of the Company´s previously held equity interest in these entities was re-measured to fair value at the acquisition date. The Company has not recognized any gain or loss in its 2012 income statement due to the fact that carrying values of these investments were not significantly different from their fair values.

A total of 93,152,097 Series A shares and 93,152,097 Series B shares were issued at closing in exchange for 100% of Polar’s outstanding shares. The total purchase price was ThCh$ 461,568,641 based on a share price of Ch$ 2,220 per Series A share and Ch$ 2,735 per Series B share on October 1, 2012. There are no contingent purchase price provisions. Transaction related costs of ThCh$ 193,825 in 2013 and ThCh$ 4,517,661 in 2012 were expensed as incurred, and recorded as a component of other expenses in the consolidated income statement.

The fair value of Polar’s net assets acquired is as follows:

ThCh$
Total current assets acquired, including cash amounting to ThCh$ 4,760,888	66,536,012
Property, plant and equipment	153,012,024
Other current assets	15,221,922
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	459,393,920
Total assets	694,163,878
Indebtedness	(99,924,279)
Other liabilities	(149,131,027)
Total liabilities	(249,055,306)
Net assets acquired	445,108,572
Goodwill	16,460,068
Total consideration excluding non-controlling interests (purchase price)	461,568,640

The Company determined the fair value of its distribution rights, and property, plant and equipment using discounted cash flow models, replacement costs for similar assets, and market based appraisals.  Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through related synergies with the available distribution capacity.  Goodwill has been assigned to the Company´s operating segments in Chile (ThCh$ 8,503,023), Argentina (ThCh$ 1,041,633), and Paraguay (ThCh$ 6,915,412). Goodwill is not expected to be tax deductible for income tax purposes.

Condensed financial information of Polar for the period January 1, 2013 to March 31, 2013 is as follows:

ThCh$
Net sales	87,620,026
Income before taxes	7,019,422
Net income	6,509,636

b)        Acquisition of Companhia de Bebidas Ipiranga:

On June 18, 2013 the Board of Directors of Embotelladora Andina S.A., unanimously approved the acquisition of the Brazilian company Companhia de Bebidas Ipiranga. The aforementioned company is dedicated to the marketing and distribution of Coca-Cola products in parts of the territories of São Paulo and Minas Gerais, serving approximately 23,000 customers. Such approval was reflected in a purchase and sale agreement signed on July 10, 2013.

After the transaction was approved by Coca-Cola and the Administrative Council of Economic Defense of Brazil, on October 11, 2013 the Brazilian subsidiary, Rio de Janeiro Refrescos Ltda., completed the acquisition of 100% of the shares of Companhia de Bebidas Ipiranga. The acquisition price was ThR$1,155,446 (equivalent to ThCh$ 261,244,818) and was paid in cash by Rio de Janeiro Refrescos Ltda. using proceeds from intercompany loans and a capital contribution from the parent.

Transaction costs of ThCh$ 578,864 were charged to results at the time they were incurred, and were recorded as other expenses within the Company’s consolidated income statement.

Estimated fair value of the net assets acquired of Companhia de Bebidas Ipiranga is as follows:

ThCh$
Total current assets acquired, including cash in the amount of ThCh$ 8,963,612	14,117,173
Trade accounts receivable	11,462,843
Inventories	6,930,932
Property, plant and equipment	68,575,023
Deferred tax assets	85,404,849
Other non-current assets	6,702,764
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	228,359,641
Total assets	421,553,225
Indebtedness	(30,392,168)
Suppliers	(12,471,093)
Contingencies (refer to note 22.1)	(70,902,559)
Deferred taxes	(91,830,873)
Other liabilities	(9,966,908)
Total liabilities	(215,563,601)
Net asset acquired	205,989,624
Goodwill	55,255,194
Total value transferred (purchase price)	261,244,818

The fair value of distribution rights and property, plant and equipment, was calculated by the Company, using valuation models such as discounted cash flows. Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through synergies related to available production capacity.  Goodwill has been assigned to the Company’s Brazil operating segment in the amount of ThCh$ 55,255,194.  Goodwill is expected to be tax deductible for income tax purposes.

The condensed income statement of Companhia de Bebidas Ipiranga for the period January 1, 2013 to March 31, 2013 is as follows:

ThCh$
Net sales	40,278,347
Income before taxes	2,369,988
Net loss	(2,280,127)

NOTE 4 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief operating decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company´s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan operations

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials. Total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income. Net expenses related to corporate management, have been assigned to the Chilean operating segment.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended March 31, 2014	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers	129,266,662	110,090,262	176,656,738	32,437,355	(140,341)	448,310,676
Cost of sales	(76,461,033)	(61,741,882)	(108,447,924)	(20,011,706)	140,341	(266,522,204)
Distribution expenses	(13,441,954)	(17,568,169)	(13,379,540)	(1,760,427)	—	(46,150,090)
Administrative expenses	(26,892,761)	(20,066,280)	(30,965,164)	(5,656,165)	—	(83,580,370)
Interest income	687,511	18,643	1,057,900	33,783	—	1,797,837
Interest expense	(7,354,887)	(1,898,729)	(4,292,983)	(81,431)	—	(13,628,030)
Interest income, net	(6,667,376)	(1,880,086)	(3,235,083)	(47,648)	—	(11,830,193)
Total significant expenses items	(6,070,722)	(4,816,649)	(4,256,412)	(384,191)	—	(15,527,975)
Net income of the segment reported	(267,184)	4,017,196	16,372,615	4,577,218	—	24,699,845

Depreciation and amortization	9,557,693	4,279,010	7,514,950	3,089,366	—	24,441,019
Share of the entity in income of associates accounted for using the equity method, total	143,850	—	398,210	—	—	542,060
Income tax expense (income)	2,944,358	1,784,982	3,752,709	505,960	—	8,988,009

Segment assets, total	837,235,489	179,598,064	800,715,304	296,964,378	—	2,114,513,235
Carrying amount in associates and joint ventures accounted for using the equity method, total	18,196,301	—	55,449,467	—	—	73,645,768
Capital expenditures and other	10,045,699	7,022,180	6,753,998	4,845,147	—	28,667,024
Liabilities of the segments, total	524,218,545	103,899,419	512,003,896	39,452,857	—	1,179,574,717

Cash flows provided by in Operating Activities	16,998,380	(6,326,129)	14,544,793	10,326,061	—	35,543,105
Cash flows used in Investing Activities	1,562,726	(7,002,188)	(11,577,300)	(5,648,195)	—	(22,664,957)
Cash flows used in Financing Activities	(19,743,326)	7,606,423	(3,589,127)	(307,591)	—	(16,033,622)

For the period ended March 31, 2014	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers	120,722,147	107,630,146	119,321,387	29,630,914	(638,636)	376,665,958
Cost of sales	(71,843,871)	(59,988,837)	(70,057,299)	(19,310,320)	638,636	(220,561,691)
Distribution expenses	(10,774,451)	(17,070,215)	(9,787,761)	(1,683,302)	—	(39,315,729)
Administrative expenses	(24,776,825)	(21,557,640)	(19,845,681)	(4,992,636)	—	(71,172,782)
Interest income	162,256	15,217	414,290	37,437	—	629,200
Interest expense	(2,222,088)	(749,321)	(2,496,381)	(103,821)	—	(5,571,611)
Interest income, net	(2,059,832)	(734,104)	(2,082,091)	(66,384)	—	(4,942,411)
Total significant expenses items	(3,943,295)	(3,757,105)	(7,312,910)	1,175,280	—	(13,838,030)
Net income of the segment reported	7,323,873	4,522,245	10,235,645	4,753,552	—	26,835,315

Depreciation and amortization	8,849,231	3,705,083	4,166,107	2,470,499		19,190,920
Share of the entity in income of associates accounted for using the equity method, total	83,634	—	443,899	—		527,533
Income tax expense (income)	1,387,627	2,018,253	6,371,327	255,196		10,032,403

Segment assets, total	753,054,914	186,953,088	326,641,935	277,213,622		1,543,863,559
Carrying amount in associates and joint ventures accounted for using the equity method, total	18,094,238	—	56,913,835	—		75,008,073
Capital expenditures and other	15,370,478	7,172,779	7,868,522	4,215,680		34,627,459
Liabilities of the segments, total	308,330,377	103,160,501	154,769,759	39,726,799		605,987,436

Cash flows provided by in Operating Activities	10,419,597	(1,451,997)	8,639,998	3,676,310		21,283,908
Cash flows used in Investing Activities	(12,851,633)	(6,882,899)	(7,886,009)	(4,890,082)		(32,510,623)
Cash flows used in Financing Activities	(4,240,933)	6,450,537	(453,669)	—		1,755,935

NOTE 5 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of March 31, 2014 and December 31, 2013:

Description By item	03.31.2014	12.31.2013
	ThCh$	ThCh$
Cash	4,778,637	505,545
Bank balances	21,319,020	23,317,938
Time deposits	15,881,046	16,233,044
Mutual funds	36,819,952	39,919,599
Total cash and cash equivalents	78,798,655	79,976,126

By currency	ThCh$	ThCh$
Dollar	12,778,319	10,021,933
Euro	—	522
Argentine Peso	1,050,775	7,947,636
Chilean Peso	28,624,605	30,452,472
Paraguayan Guaraní	6,596,716	3,970,265
Brazilian Real	29,748,240	27,583,298
Total cash and cash equivalents	78,798,655	79,976,126

5.1                               Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows at March 31, 2014 and 2013:

Institution	Currency	Principal	Annual Rate	03.31.2014
				ThCh$
Banco Santander	Chilean peso	1,700,000	4.80	1,713,826
Banco Chile	Chilean peso	1,700,000	4.56	1,713,134
Banco HSBC	Chilean peso	4,318,849	4.20	4,321,368
Banco Santander	Chilean peso	3,522,272	4.44	3,524,442
Banco Votorantim	Brazilian real	19,467	8.82	19,505
Banco Bradesco	Brazilian real	236,985	10.01	238,397
Banco Regional S.A.E.C.A	Paraguayan guaraní	4,350,374	3.50	4,350,374

Total				15,881,046

Placement date	Institution	Currrency	Principal	Annual Rate	12.31.2013
			ThCh$	%	ThCh$
12-11-2013	Banco Chile	Chilean peso	3,000,000	4.68	3,007,800
12-18-2013	Banco Chile	Chilean peso	4,340,000	4.56	4,347,147
12-18-2013	Banco HSBC	Chilean peso	2,579,000	4.56	2,583,247
12-18-2013	Banco Santander	Chilean peso	4,340,000	4.92	4,347,705
12-18-2013	Banco Votorantim	Brazilian real	16,702	8.82	17,578
12-31-2013	Banco Regional S.A.E.C.A	Paraguayan guaraní	1,929,567	3.50	1,929,567

		Total			16,233,044

5.2                               Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	03.31.2014	12.31.2013
	ThCh$	ThCh$
Mutual fund Soberano Banco Itaú — Brasil	20,368,831	20,414,604
Mutual fund Corporativo Banchile - Chile	10,461,876	9,720,215
Western Assets Institutional Cash Reserves - USA	5,848,976	6,427,025
Mutual fund Wells Fargo - USA	140,133	133,378
Mutual fund Banco Galicia - Argentina	—	3,224,247
UBS	136	130

Total mutual fund	36,819,952	39,919,599

NOTE 6 —         OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at March 31, 2014 and December 31, 2013, other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)        Current year 2014

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual Rate	03.31.2014
				ThCh$	%	ThCh$

11-20-2013	04-22-2014	Banco HSBC - Chile	Chilean peso	3,630,000	4.56	3,690,234
11-20-2013	04-22-2014	Banco BBVA - Chile	Chilean peso	3,630,000	4.44	3,688,649
11-20-2013	04-22-2014	Banco Itaú - Chile	Chilean peso	3,630,000	4.50	3,689,441
12-11-2013	05-29-2014	Banco HSBC - Chile	Chilean peso	3,000,000	4.92	3,045,100
12-18-2013	04-22-2014	Banco de Chile- Chile	Chilean peso	6,200,000	4.80	6,285,147
12-18-2013	04-22-2014	Banco Santander - Chile	Chilean peso	6,200,000	4.92	6,287,275
01-06-2014	04-22-2014	Banco Santander - Chile	Chilean peso	2,200,000	1.44	2,225,256
12-20-2013	12-30-2014	Macquarie Bank	US$dollars	310,000	3.00	310,037

				Subtotal		29,221,139

Mutual Funds

03.31.2014
ThCh$
Western Assets Institutional Cash Reserves - USA	446

Bonds

Institution	03.31.2014
ThCh$
Bonds Provincia Buenos Aires - Argentina	5,116

Derivative futures contracts

		03.31.2014
		ThCh$
Derivative futures contracts (see note Note 21)		2,083,017

Total other current financial assets	Total	31,309,718

b)        Non-current 2014

Derivative futures contracts

03.31.2014
ThCh$
Derivative futures contracts (see note 21)	11,697,161

c)         Current year 2013

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual Rate	12.31.2013
				ThCh$	%	ThCh$
09-13-2013	02-13-2014	Banco HSBC - Chile	Chilean peso	1,650,000	5.40	1,676,978
09-30-2013	03-26-2014	Banco Santander - Chile	Chilean peso	1,600,000	5.52	1,622,571
10-10-2013	02-13-2014	Banco Santander - Chile	Chilean peso	1,000,000	5.52	1,012,573
10-10-2013	03-26-2014	Banco HSBC - Chile	Chilean peso	2,380,000	5.16	2,407,973
11-20-2013	04-22-2014	Banco HSBC - Chile	Chilean peso	3,630,000	4.56	3,648,852
11-20-2013	04-22-2014	Banco BBVA - Chile	Chilean peso	3,630,000	4.44	3,648,356
11-20-2013	04-22-2014	Banco Itaú - Chile	Chilean peso	3,630,000	4.50	3,648,604
12-11-2013	05-29-2014	Banco HSBC - Chile	Chilean peso	3,000,000	4.92	3,008,200
12-18-2013	04-22-2014	Banco de Chile- Chile	Chilean peso	6,200,000	4.80	6,210,747
12-18-2013	04-22-2014	Banco Santander - Chile	Chilean peso	6,200,000	4.92	6,211,014
10-15-2013	04-14-2014	Banco Bradesco	Brazilian real	25,662	10.01	26,129

				Subtotal		33,121,997

Bonds

Institution	12.31.2013
ThCh$
Bonds Provincia Buenos Aires - Argentina	7,468

Derivative futures contracts

		12.31.2013
		ThCh$
Derivative futures contracts (see note Note 21)		3,342,172
Total other current financial assets	Total	36,471,637

d)        Non-current 2013

Derivative futures contracts

12.31.2013
ThCh$
Derivative futures contracts (see note Note 21)	7,922,287

NOTE 7 —   CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

NOTE 7.1     Other current non-financial assets

Description	03.31.2014	12.31.2013
	ThCh$	ThCh$
Prepaid expenses	6,937,068	4,959,328
Fiscal credits	5,591,044	4,386,106
Prepaid insurance	268,800	112,460
Prepaid insurance (Argentine)	9,633	11,252
Other current assets	222,658	226,658
Total	13,029,203	9,695,804

NOTE 7.2   Other non-current, non-financial assets

Description	03.31.2014	12.31.2013
	ThCh$	ThCh$
Judicial deposits (1)	25,101,087	21,357,404
Prepaid expenses	3,793,593	4,067,531
Fiscal credits	2,574,023	2,816,784
Others	565,871	554,434
Total	32,034,574	28,796,153

(1)       See note 22.2

NOTE 8 —  TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	03.31.2014			12.31.2013
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	116,042,131	(3,328,186)	112,713,945	153,734,921	(2,628,832)	151,106,089
Other current debtors	43,864,418	—	43,864,418	34,433,688	—	34,433,688
Current commercial debtors	159,906,549	(3,328,186)	156,578,363	188,168,609	(2,628,832)	185,539,777
Prepayments suppliers	6,069,442	—	6,069,442	4,926,329	—	4,926,329
Other current accounts receivable	6,598,300	(59,806)	6,538,494	5,018,016	(50,047)	4,967,969
Commercial debtors and other current accounts receivable	172,574,291	(3,387,992)	169,186,299	198,112,954	(2,678,879)	195,434,075

Non-current accounts receivable
Trade debtors	101,382	—	101,382	92,283	—	92,283
Other non-current debtors	7,626,752	—	7,626,752	7,538,970	—	7,538,970
Non-current accounts receivable	7,728,134	—	7,728,134	7,631,253	—	7,631,253
Trade and other receivable	180,302,425	(3,387,992)	176,914,433	205,744,207	(2,678,879)	203,065,328

Aging of debtor portfolio	Number of clients	03.31.2014	Number of clients	12.31.2013
		ThCh$		ThCh$
Up to date non-securitized portfolio	47,964	45,777,286	38,701	44,992,572
1 and 30 days	64,409	61,463,235	68,206	100,449,837
31 and 60 days	537	1,660,361	1,256	3,387,111
61 and 90 days	413	760,745	392	585,664
91 and 120 days	349	588,885	353	365,714
121 and 150 days	262	203,211	287	235,232
151 and 180 days	274	375,388	253	412,096
181 and 210 days	284	1,726,437	219	1,284,030
211 and 250 days	289	312,566	300	450,165
More than 250 days	1,518	3,275,399	1,134	1,664,783
Total	116,299	116,143,513	111,101	153,827,204

	03.31.2014	12.31.2013
	ThCh$	ThCh$
Current comercial debtors	116,042,131	153,734,921
Non-current comercial debtors	101,382	92,283
Total	116,143,513	153,827,204

The movement in the allowance for doubtful accounts between January 1 and March 31, 2014 and January 1 and December 31, 2014, are presented below:

	03.31.2014	12.31.2013
	ThCh$	ThCh$
Opening balance	2,678,879	1,486,749
Bad debt expense	576,113	2,519,653
Write-off of accounts receivable	102,166	(1,278,400)
Change due to foreign exchange differences	30,834	(49,123)
Movement	709,113	1,192,130
Ending balance	3,387,992	2,678,879

NOTE 9 —  INVENTORIES

The composition of inventories is detailed as follows:

	Corrientes
Description	03.31.2014	12.31.2013
	ThCh$	ThCh$
Raw materials	61,155,035	64,227,397
Finished goods	31,424,880	25,526,110
Spare parts	23,308,673	20,708,225
Merchandise	14,812,847	14,713,305
Supplies	1,523,081	1,251,866
Work in progress	268,686	324,781
Other inventories	1,316,575	2,510,771
Obsolescence provision (1)	(3,147,185)	(3,408,464)
Total	130,662,592	125,853,991

The cost of inventory recognized as cost of sales is ThCh$ 266,522,204 and ThCh$ 220,561,691  at March 31, 2014 and December 31, 2013, respectively

(1) The provision for obsolescence is primarily associated with spare parts and to a lesser extent raw materials and finished goods.

NOTE 10 —  CURRENT AND DEFERRED INCOME TAXE

For the period ended December 31, 2014, the Company had taxable profits of ThCh$ 59,531,026, comprised of profits with credits for first category income tax amounting to ThCh$ 51,519,279 and profits without credits amounting to ThCh$ 8,011,747.

10.1                                Current tax assets

Current tax receivables correspond to the following items:

Description	03.31.2014	12.31.2013
	ThCh$	ThCh$
Monthly provisional payments	3,904,669	3,756,220
Tax credits (1)	172,166	233,477
Total	4,076,835	3,989,697

(1)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment, and donations.

10.2                                Current tax liabilities

Current tax payables correspond to the following items

Description	03.31.2014	12.31.2013
	ThCh$	ThCh$
Income tax expense	1,531,818	3,679,057
Total	1,531,818	3,679,057

10.3                                                                      Income tax expense

The current and deferred income tax expenses for the period ended March 31, 2014 and 2013 are detailed as follows:

Item	03.31.2014	03.31.2013
	ThCh$	ThCh$
Current income tax expense	4,026,082	9,146,633
Adjustment to current income tax from the previous fiscal year	295,491	97,312
Other current income tax expense	1,160,621	(11,896)
Current income tax expense	5,482,194	9,232,049

Deferred income tax (benefit) expense	3,505,815	896,078
Other expenses (income) for deferred income tax	—	(95,724)
Total deferred income tax expense	3,505,815	800,354
Total income tax expense	8,988,009	10,032,403

10.4                                                                      Deferred income taxes

The net cumulative balances of temporary differences which give rise to deferred tax assets and liabilities are shown below:

	03.31.2014		12.31.2013
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	1,246,244	48,914,781	1,056,518	49,845,214
Obsolescence provision	1,148,923	—	965,678	—
Employee benefits	1,798,651	—	2,088,002	31,116
Post-employment benefits	35,802	—	53,660	109,700
Tax loss carried-forwards (1)	6,973,940	—	6,889,833	—
Tax Goodwill Brazil	60,952,986	—	58,617,580	—
Contingency provision	28,712,972	—	26,495,935	—
Foreign exchange differences (Foreign Subsidiaries) (2)	—	4,769,520	—	2,456,789
Allowance for doubtful accounts	327,345	—	328,046	—

Tax resulting from holding inventories (Argentina)	1,110,320	—	1,154,458	—

Assets and liabilities for placement of bonds	—	750,326	—	516,364
Lease liabilities	2,932,825	—	3,807,924	11,924
Inventories	17,764	68,548	425,384	415,379
Distribution rights	—	161,986,518	—	153,253,820
Others	1,047,212	1,342,879	850,620	1,630,816
Subtotal	106,304,984	217,832,572	102,733,638	208,271,122
Net Liabilities	—	111,527,588	—	105,537,484

(1)    Tax losses associated mainly with our subsidiary in Chile - Embotelladora Andina Chile S.A., which is in the process of implementation of their manufacturing and commercial operations, the amount totals to ThCh$ 6,496,770 and other minor subsidiaries in Chile ThCh$ 477,170.  Tax losses in Chile do not have an expiration date

(2)    Corresponds to deferred tax exchange differences generated upon translation of debts in foreign currency in the Brazilian subsidiary, Rio de Janeiro Refrescos Ltda. that in terms of tax, are recognized in Brazil upon liquidation.

10.5                                                                      Deferred tax liability movement

The movement in deferred income tax accounts from January 1 — December 31, of each year presented is as follows:

Item	03.31.2014	12.31.2013
	ThCh$	ThCh$

Opening Balance	105,537,484	111,414,626
Increase from business combination	—	6,938,385
Change in deferred tax liabilities	3,698,051	(12,592,600)
Foreign currency translation	2,292,053	(222,927)
Movements	5,990,104	(5,877,142)
Ending balance	111,527,588	105,537,484

10.6                                                                      Distribution of domestic and foreign tax expense

For the periods ended March 31, 2014 and 2013, domestic and foreign tax expense are detailed as follows:

Income tax	03.31.2014	03.31.2013
	ThCh$	ThCh$
Current income taxes
Foreign	(3,652,046)	(7,936,245)
Domestic	(1,830,148)	(1,295,804)
Current income tax expense	(5,482,194)	(9,232,049)

Deferred income taxes
Foreign	(2,391,606)	(708,531)
Domestic	(1,114,209)	(91,823)
Deferred income tax expense	(3,505,815)	(800,354)
Income tax expense	(8,988,009)	(10,032,403)

10.7                                Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate::

Reconciliation of effective rate	03.31.2014	03.31.2013
	ThCh$	ThCh$

Net income before taxes	33,687,854	36,867,718
Tax expense at legal rate (20.0%)	(6,737,571)	(7,373,544)
Effect of a different tax rate in other jurisdictions	(360,958)	(4,122,671)

Permanent differences:
Non-taxable revenues	1,108,641	1,946,140
Non-deductible expenses	(2,141,111)	(764,423)
Other taxes on income	(857,010)	282,095
Adjustments to tax expense	(1,889,480)	1,463,812

Tax expense at effective rate	(8,988,009)	(10,032,403)
Effective rate	26.7%	27.2%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2014	2013
Chile	20%	20%
Brazil	34%	34%
Argentina	35%	35%
Paraguay	10%	10%

NOTE 11 —  PROPERTY, PLANT AND EQUIPMENT

11.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	03.31.2014	12.31.2013	03.31.2014	12.31.2013	03.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	32,359,609	36,544,802	—	—	32,359,609	36,544,802
Land	78,636,153	76,063,090	—	—	78,636,153	76,063,090
Buildings	198,068,548	192,480,646	(43,428,725)	(40,664,034)	154,639,823	151,816,612
Plant and equipment	455,045,394	441,676,692	(214,277,687)	(200,955,598)	240,767,707	240,721,094
Information technology	16,392,277	16,144,001	(10,853,214)	(10,559,816)	5,539,063	5,584,185
Fixed facilities and accessories	49.217.154	45,615,919	(12,496,026)	(12,407,955)	36,721,128	33,207,964
Vehicles	32,957,794	28,724,536	(17,623,254)	(13,602,672)	15,334,540	15,121,864
Leasehold improvements	837,571	770,928	(257,234)	(203,887)	580,337	567,041
Other property, plant and equipment (1)	393.245.616	378,989,105	(257,711,366)	(245,665,949)	135,534,250	133,323,156
Total	1,256,760,116	1,217,009,719	(556,647,506)	(524,059,911)	700,112,610	692,949,808

(1)       Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories at March 31, 2014 and December 31, 2013 is detailed as follows:

Other property, plant and equipment	03.31.2014	12.31.2013
	ThCh$	ThCh$
Bottles	74,581,133	71,654,957
Marketing and promotional assets	42,590,580	42,683,677
Other property, plant and equipment	18,362,537	18,984,522
Total	135,534,250	133,323,156

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	: Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	: Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, andTierra del Fuego
Brazil	: Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria parts Sao Paulo and Minas Gerais.
Paraguay	: Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

11.2                        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and March 31, 2014 and January 1 and December 31, 2013:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2014	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808
Additions	13,144,881	—	231,578	3,056,248	94,694	135,458	—	—	7,396,369	24,059,228
Disposals	—	—	(3,187)	(374,032)	(53)	—	(4,350)	—	(363,540)	(745,162)
Transfers between items of property, plant and equipment	(16,217,162)	—	895,231	3,310,684	204,379	4,998,606	3,571	—	6,804,691	—
Transfer to investment property	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(1,180,370)	(8,598,718)	(477,650)	(603,376)	(818,456)	(34,279)	(11,714,685)	(23,427,534)
Increase (decrease) due to foreign currency translation differences	(1,112,912)	2,573,063	2,879,959	2,744,486	133,650	(1,017,524)	1,031,911	47,575	977,953	8,258,161
Other increase (decrease)	—	—	—	(92,055)	(142)	—	—	—	(889,694)	(981,891)
Total movimientos	(4,185,193)	2,573,063	2,823,211	46,613	(45,122)	3,513,164	212,676	13,296	2,211,094	7,162,802
Ending balance at March 31, 2014	32,359,609	78,636,153	154,639,823	240,767,707	5,539,063	36,721,128	15,334,540	580,337	135,534,250	700,112,610

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2013	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725
Additions	99,023,742	13,048,106	5,123,731	16,777,829	469,280	479,487	1,097,294	7,535	43,207,810	179,234,814
Disposals	—	(733,044)	(230,659)	(2,198,991)	(213)	(700,111)	—	—	(2,030,783)	(5,893,801)
Transfers between items of property, plant and equipment	(120,904,100)	(182,817)	16,005,001	61,071,686	1,666,511	10,979,455	6,629,711	639,213	24,095,340	—
Transfer to investment property	—	—	—	(1,565,232)	—	—	—	—	—	(1,565,232)
Additions from business combinations (1)	18,282	9,124,967	13,469,878	25,832,574	551,976	—	2,027,699	—	7,692,513	58,717,889
Depreciation expense	—	—	(3,912,718)	(28,448,397)	(1,694,902)	(2,346,228)	(2,153,714)	(89,976)	(42,943,717)	(81,589,652)
Increase (decrease) due to foreign currency translation differences	(3,319,254)	(1,389,534)	(8,451,502)	(5,130,748)	(150,635)	2,412,608	(313,103)	847	(3,345,472)	(19,686,793)
Other increase (decrease)	(9,578)	(939,303)	(1,966,518)	(1,796,976)	(1,058,055)	(2,455,839)	(1,720)	—	(4,590,153)	(12,818,142)
Total movimientos	(25,190,908)	18,928,375	20,037,213	64,541,745	(216,038)	8,369,372	7,286,167	557,619	22,085,538	116,399,083
Ending balance at December 31, 2013	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808

(1)         Corresponds to balances incorporated as of October 11, 2013, resulting from the acquisition of Companhia de Bebidas Ipiranga, pursuant to the description in Note 3b)

NOTE 12 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of March 31, 2014 and  December 31, 2013 are detailed as follows:

12.1                                Accounts receivable:

12.1.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2014	12.31.2013
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Peso chileno	—	2,441,871
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Peso chileno	4,088,124	4,958,064
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Peso chileno	276,588	607,913
96.919.980-7	Cervecería Austral S.A.	Related to Shareholder	Chile	US$Dollars	20,454	20,368
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Peso chileno	1,343	771

		Total			4,386,509	8,028,987

12.1.2                      Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2014	12.31.2013
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Peso chileno	24,752	18,765

		Total			24,752	18,765

12.2        Accounts payable:

12.2.1     Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2014	12.31.2013
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	5,992,603	11,942,070
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentine	Argentine peso	4,627,346	2,500,343
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Brazilean Real	10,823,938	9,613,040
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean peso	4,994,211	4,882,720
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	US$Dollars	3,701,082	3,489,376
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brasil	Brazilean Real	11,063,458	10,683,703
Foreign	Socoraba Refrescos S.A.	Associate	Brasil	Brazilean Real	28,909	83,128
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean peso	355,983	230,907
		Total			41,587,530	43,425,287

12.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 03.31.2014
						ThCh$

96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean peso	40,135,535
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	2,060,172
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean peso	1,159,960
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	9,279,750
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean peso	420,999
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	9,642,399
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	491,722
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilean Real	25,826,420
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilean Real	5,219,591
Foreign	Sorocaba Refrescos S. A.	Associate	Brazil	Purchase of products	Brazilean Real	710,841
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilean Real	12,154,366
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Purchase of concentrates	Argentina peso	26,240,216
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Advertising rights, rewards and others	Argentina peso	588,163
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Collection of advertising participation	Argentina peso	2,918,523
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean peso	553,597

			Country			Cumulative
Taxpayer ID	Company	Relationship	of origin	Description of transaction	Currency	12.31.2013
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean peso	110,774,146
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	5,429,796
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean peso	2,646,654
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean peso	5,571,189
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	33,459,965
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean peso	3,373,064
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean peso	2,822,034
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	Chilean peso	145,773
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	28,698,682
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	2,383,113
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilean real	97,171,997
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Reimbursement and other purchases	Brazilean real	630,511
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilean real	14,788,823
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilean real	2,788,906
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilean real	31,991,055
Foreign	Sistema de Alimentos e Bebidas do Brasil Ltda.	Associate	Brazil	Purchase of products	Brazilean real	24,283,921
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine peso	95,897,878
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	2,321,031
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine peso	8,534,260
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean peso	1,406,642
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and marketing expenses recovery	Chilean peso	1,426,307
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	883,534
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	54,441,000
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	54,953,000

12.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers, are detailed as follows:

Description	03.31.2014	03.31.2013
	ThCh$	ThCh$
Executive wages, salaries and benefits	1,700,068	1,251,777
Director allowances	378,000	378,000
Termination benefits	—	—
Total	2,078,068	1,629,777

NOTE 13 —  EMPLOYEE BENEFITS

As of March 31, 2014, and December 31, 2013, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh$ 3,890,207 and ThCh$ 8,749,678, respectively.

This liability is included in other non-current non-financial liabilities in the statement of financial position.

Employee benefits expense is allocated between the cost of sales, cost of marketing, distribution costs and administrative expenses.

13.1                                Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	03.31.2014	03.31.2013
	ThCh$	ThCh$
Wages and salaries	46,627,014	38,019,643
Employee benefits	11,438,229	9,902,282
Severance and post-employment benefits	1,288,874	1,171,379
Other personnel expenses	2,869,990	2,334,409
Total	62,224,107	51,427,713

13.2                                 Number of Employees

	03.31.2014	03.31.2013

Number of employees	16,273	14,719

Number of average employees	16,360	14,636

13.3                                Post-employment benefits

This item represents post employment benefits which are determined as stated in Note 2.17.

Post-employment benefits	03.31.2014	12.31.2013
	ThCh$	ThCh$

Non-current provision	8,949,248	8,758,111
Total	8,949,248	8,758,111

13.4                                Post-employment benefits movement

The movements of post-employment benefits for the periods ended March 31, 2014 and December 31, 2013 are detailed as follows:

Movements	03.31.2014	12.31.2013
	ThCh$	ThCh$
Opening balance	8,758,111	7,037,122
Increase due to merger	—	—
Service costs	385,738	1,957,686
Interest costs	38,733	133,561
Net actuarial losses	112,720	1,411,030
Benefits paid	(346,054)	(1,781,288)
Total	8,949,248	8,758,111

13.5                                 Assumptions

The actuarial assumptions used at March 31, 2014 and December 31, 2013 were:

Assumptions	03.31.2014	12.31.2013

Discount rate (1)	5.9%	4.8%
Expected salary increase rate (1)	5.2%	4.1%
Turnover rate	5.4%	5.4%
Mortality rate (2)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) The discount rate and the expected salary increase rate are calculated in real terms, which do not include an inflation adjustment.  The rates shown above are presented in nominal terms to facilitate a better understanding by the reader.

(2) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTE 14 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1                        Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	03.31.2014	12.31.2013	03.31.2014	12.31.2013
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	18,196,301	17,881,972	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda.	Brasil	Brazilean real	18,873,980	17,354,749	10.87%	10.87%
Foreign	Kaik Participacoes Ltda. (2)	Brasil	Brazilean real	1,288,442	1,165,044	11.32%	11.32%
Foreign	SRSA Participacoes Ltda.	Brasil	Brazilean real	150,788	100,874	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.(3)	Brasil	Brazilean real	35,136,257	32,170,760	40.00%	40.00%

	Total			73,645,768	68,673,399

(1)             In these company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)             In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

(3)             Corresponds to the purchase of a 40% ownership interest in the Brazilian company during the last quarter of 2012.

14.2                                Movement

The movement of investments in associates accounted for using, the equity method is shown below, for the period ended March 31, 2014 and December 31, 2013:

Details	03.31.2014	03.31.2013
	ThCh$	ThCh$
Opening Balance	68,673,399	73,080,061
Investment in Holdfab 2 Soc Participacoes Ltda and SABB in exchange for interest in the new company Leao Alimentos e Bebidas Ltda.	—	(19,349,496)
Increase in interest in new company Leao Alimentos e Bebidas Ltda. By 9.57%	—	18,928,747
Increase of 1.30% participation in Leon Alimentos e Bebidas Ltda. for acquisition of the Compañía de Bebidas Ipiranga, October 11, 2013.	—	2,089,253
Dividends received	—	(2,085,031)
Variation of minimum dividends from equity investees	—	22,459
Share in operating income	691,223	1,325,518
Amortization of unrealized earnings of equity investees	21,317	85,266
Sale ownership interest in associates	—	(3,704,831)
Decrease due to foreign currency translation differences	4,259,828	(1,718,547)
Ending Balance	73,645,767	68,673,399

The main movements for the periods ended 2014 and 2013 are detailed as follows:

•             During the period ended December 31, 2013, the Company received dividends from its equity investee, Envases CMF S.A. in the amount of ThCh$ 1,340,492.

•             During the year 2013, Sorocaba Refrescos S.A.  has distributed dividends of ThCh$  744,539.

•             During the first quarter of 2013, there was a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda., and Sistema de Alimentos de Bebidas Do Brasil Ltda., into a single company that is the legal continuing entity, namely Leao Alimentos e Bebidas Ltda.

14.3 Reconciliation of share of profit in investments in associates:

Details	03.31.2014	03.31.2013
	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	691,223	675,105

Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(170,480)	(168,889)
Amortization of gain on sale of property plant and equipment to Envases CMF S.A.	21,317	21,317
Income Statement Balance	542,060	527,533

14.4              Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of March 31, 2014:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	59,240,613	145,414,074	11,382,296	8,342,597	412,704,469
Total liabilities	21,611,646	45,587,208	46	7,965,631	241,977,589
Total revenue	12,550,006	12,901,450	131,788	—	95,328,747
Net income of associate	586,025	797,261	131,788	372,095	(332,316)

Reporting date	03.31.2014	02.28.2014	02.28.2014	02.28.2014	02.28.2014

NOTE 15 —  INTANGIBLE ASSETS AND GOODWILL

15.1                                Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	March 31, 2014			December 31, 2013
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	724,966,485	—	724,966,485	691,355,453	—	691,355,453
Software	22,401,496	(13,569,158)	8,832,338	21,106,268	(12,308,966)	8,797,302
Others	518,679	(68,848)	449,831	532,912	(79,175)	453,737
Total	747,886,660	(13,638,006)	734,248,654	712,994,633	(12,388,141)	700,606,492

(1)         According to note 3 Business Combinations, these assets correspond to the rights to produce and distribute Coca-Cola products in the territories where Embotelladoras Coca-Cola Polar S.A., maintained franchises in Chile, Argentina and Paraguay and in the territories in parts of Sao Paulo and Minas Gerais maintained by Companhia de Bebidas Ipiranga. Such distribution rights are composed as follows and are not subject to amortization:

(2)         :

	03.31.2014	12.31.2013
	ThCh$	ThCh$
Chile	300,305,727	300,305,727
Brazil	245,997,260	226,182,916
Paraguay	176,983,679	162,904,834
Argentina	1,679,819	1,961,976
Total	724,966,485	691,355,453

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to March 31, 2014 and December 31, 2013:

	March 31, 2014				December 31, 2013
	Distribution				Distribution
Detail	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	691,355,453	453,737	8,797,302	700,606,492	459,320,270	407,957	4,854,046	464,582,273
Increase due to acquisitions	—	—	—	—	228,359,641	—	1,034,159	229,393,800
Additions	—	—	854,281	854,281	—	56,000	4,709,903	4,765,903
Amortization	—	(1,059)	(1,013,485)	(1,014,544)	—	(4,948)	(1,747,232)	(1,752,180)
Other increases (decreases)(1)	33.611.032	(2,847)	192,240	33,802,425	3,675,542	(5,272)	(53,574)	3,616,696
Ending balance	724,966,485	449,831	8,832,338	734,248,654	691,355,453	453,737	8,797,302	700,606,492

(1)     Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights.

15.2                        Goodwill

Movement in goodwill is detailed as follows:

Period ended March 31,2014

				Foreign currency
				translation differences where
				functional currency is
			Disposals or	different from
Operating segment	01.01.2014	Additions	impairments	presentation currency	03.31.2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,522,488	—	—	—	8,522,488
Brazilian operation	88,659,503	—	—	7,677,434	96,336,937
Argentine operation	11,404,496	—	—	(1,640,109)	9,764,387
Paraguayan operation	7,192,580	—	—	621,610	7,814,190
Total	115,779,067	—	—	6,658,635	122,438,002

Period ended December 31,2013

					Foreign currency
					translation differences where
					functional currency is
				Disposals or	different from
Operating segment	01.01.2013	Additions		impairments	presentation currency	12.31.2013
	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	19,465		—	—	8,522,488
Brazilian operation	35,536,967	55,255,194	(1)	—	(2,132,658)	88,659,503
Argentine operation	13,837,339	—		—	(2,432,843)	11,404,496
Paraguayan operation	6,915,412	—		—	277,168	7,192,580
Total	64,792,741	55,274,659		—	(4,288,333)	115,779,067

(1)             Corresponds to goodwill generated from the adcquisition of Compañía de Bebidas Ipiranga, refer to Note 3.

15.3                        Impairment Test

Management reviews the business performance based on geography.  Goodwill is monitored by management at the operating segment level which includes the Chilean, Brazilian, Argentinian and Paraguayan operations.  Distribution rights are monitored for impairment geographically at the CGU or group of CGUs, which correspond to specific territories for which Coca Cola distribution rights have been acquired.  These CGUs or group of CGUs consists of Chilean Regions, Argentina South, Brazil (Ipiranga territories) and Paraguay.

The recoverable amount of all CGUs and operating segments has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using the estimated average volume growth rates, which do not exceed the long term average growth rates.  Management determined annual volume growth rates, discount rates and local inflation rates for each CGU to be key assumptions. The volume of sales in each period is the main driver for revenue and costs. Annual volume growth rates are based on past performance and management’s expectations of market development. The discount rates used are US Dollar pre-tax rates and reflect specific risks relating to each country of operations.  Local inflation rates are based on available country data and information provided by financial institutions.

The main assumptions used in the calculations, performed at December 31, 2013 (the impairment tests are performed annually):

Country	Volume Growth Rate	Discount Rate	Local Inflation Rate
Argentina	4.3%	11.2%	25.0%
Brazil	3.8%	8.0%	5.0%
Chile	4.4%	7.7%	3.0%
Paraguay	4.8%	10.8%	4.4%

As a result of the annual test there were no impairments identified in any of the CGUs (distribution rights) or reporting segments (goodwill).

The fair value of  Company’s Chilean Regions CGU is approximately equal to net book value.  The distribution rights associated with this CGU were acquired in the Polar acquisition in October 2012. The Chilean Regions CGU is sensitive to expected future growth rates in sales volumes and sales prices, as well as changes in the discount rate, including market and risk premiums. The Chilean Regions CGU’s failure to meet management’s objectives or a future increase in the discount rate could result in future impairment of some or all of the Chilean Regions distribution rights, which were ThCh$ 300,305,727 at December 31, 2013.

NOTE 16 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	03.31.2014	12.31.2013
	ThCh$	ThCh$
Bank loans	74,122,532	70,356,550
Bonds payable	10,915,325	15,589,444
Deposits in guarantee	13,578,196	14,577,572
Forward contract obligations (see note 21)	782,667	1,037,473
Leasing agreements	5,263,968	5,316,216
Total	104,662,688	106,877,255

Non-current	03.31.2014	12.31.2013
	THCH$	THCH$
Bank loans	69,959,493	68,086,431
Bonds payable	548,217,818	532,376,302
Forward contract obligations (see note 21)	617,575	948,481
Leasing agreements	3,460,488	3,950,845
Total	622,255,374	605,362,059

16.1.1  Bank obligations, current

							Maturity					Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID	Name	Country	Currency	Year	Rate	Rate	90 days	up to 1 year	03.31.2014	12.31.2013
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	5.76%	5.76%	15,417	660,000	675,417	665,914
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Pesos chilenos	At maturity	6.39%	6.39%	—	—	—	1,932,039
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Unidades de fomento	At maturity	3.84%	3.84%	18,082	24,208,948	24,227,030	23,924,349
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean peso	Monthly	1.10%	1.10%	7,184	29,390	36,574	38,313
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean peso	At maturity	6.50%	6.50%	—	—	—	1,887,000
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean peso	Semiannually	4.29%	4.29%	—	208,338	208,338	199,487
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Ciudad de Bs.As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	—	—	—	1,181,591
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	14.80%	9.90%	126,652	574,002	700,654	809,756
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	9.90%	9.90%	48,807	146,026	194,833	227,753
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	25.00%	25.00%	4,670,670	—	4,670,670	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	29.44%	29.44%	839,896	2,479,690	3,319,586	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	At maturity	18.85%	18.85%	—	—	—	5,162,051
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.00%	15.00%	21,427	58,118	79,545	93,778
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	441,604	1,279,451	1,721,055	85,866
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	At maturity	22.50%	22.50%	2,102,607	—	2,102,607	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	At maturity	21.00%	21.00%	—	—	—	73,045
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine peso	Monthly	15.25%	15.25%	46,883	127,650	174,533	197,217
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine peso	At maturity	20.00%	20.00%	3,415,079	—	3,415,079	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine peso	At maturity	21.00%	21.00%	—	—	—	22,738
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Patagonia	Argentina	Argentine peso	At maturity	21.00%	21.00%	2,715,186	—	2,715,186	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine peso	Monthly	15.25%	15.25%	81,706	229,578	311,284	274,524
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine peso	Monthly	15.25%	15.25%	43,239	120,399	163,638	184,855
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine peso	At maturity	21.00%	21.00%	—	—	—	8,862,492
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.00%	15.00%	69,026	204,058	273,084	319,342
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Monthly	15.00%	15.00%	—	—	—	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.25%	15.25%	105,264	387,452	492,716	425,755
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	At maturity	21.00%	21.00%	—	—	—	7,578,030
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	At maturity	24.00%	24.00%	6,534,989	—	6,534,989	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine peso	At maturity	12.85%	12.85%	—	—	—	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine peso	Quarterly	15.25%	15.25%	6,044	151,537	157,581	382,211
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bank HSBC Argentina S.A	Argentina	Argentine peso	Quarterly	15.25%	15.25%	6,044	151,537	157,581	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bank HSBC Argentina S.A	Argentina	Argentine peso	At maturity	24.00%	24.00%	3,436,826	—	3,436,826	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine peso	At maturity	22.50%	22.50%	672,968	—	672,968	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine peso	At maturity	15.25%	15.25%	2,015	153,067	155,082	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine peso	At maturity	15.25%	15.25%	—	—	—	91,405
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine peso	At maturity	21.00%	21.00%	—	—	—	23,623
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	VOTORANTIM	Brazil	Brazilean real	Monthly	9.40%	9.40%	6,115	133,393	139,508	128,393
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Brazilean real	Monthly	6.63%	6.63%	801,791	2,047,384	2,849,175	2,313,264
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean real	Monthly	7.15%	7.15%	84,872	240,924	325,796	299,997
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	US Dollars	Monthly	2.992%	2.992%	4,414,555	4,611,741	9,026,296	9,260,831
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilean real	Monthly	3.06%	3.06%	939,755	—	939,755	572,058
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean real	Quarterly	12.41%	12.41%	195,166	456,678	651,844	602,303
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Quarterly	11.79%	11.79%	877,878	2,497,725	3,375,603	2,336,239
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	4.50%	4.50%	52,580	154,701	207,282	190,737
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	7.00%	7.00%	2,669	7,748	10,417	9,594
											Total	74,122,532	70,356,550

16.1.2  Bank obligations, non-current 2014

										Maturity
										1 year	2 years
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	up	up to 3	3 years up	4 years up	more than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Year	Rate	Rate	2 years	years	to 4 years	to 5 years	years	03.31.2014
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Brazilean real	Monthly	9.40%	9.40%	35,706	—	—	—	—	35,706
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	6.63%	6.63%	5,498,123	3,196,992	3,374,814	165,065	—	12,234,994
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Río	Brazil	Brazilean real	Monthly	7.15%	7.15%	405,922	362,146	—	—	—	768,068
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	US$Dollars	Monthly	2.992%	2.992%	13,243,664	8,829,110	8,829,110	—	—	30,901,884
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean real	Monthly	12.41%	12.41%	608,904	304,452	—	—	—	913,356
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Quarterly	11.79%	11.79%	3,546,900	3,520,580	3,330,300	3,330,300	3,330,300	17,058,380
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	9.90%	9.90%	194,702	97,351	—	—	—	292,052
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario (1)	Argentina	Argentine peso	Monthly	14.80%	9.90%	727,403	382,668	—	—	—	1,110,072
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.00%	15.00%	136,039	—	—	—	—	136,039
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.25%	15.25%	516,602	40,898	—	—	—	557,500
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.00%	15.00%	38,745	—	—	—	—	38,745
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	1,301,837	633,699	—	—	—	1,935,536
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Ciudad de Bs. As..	Argentina	Argentine peso	Quarterly	15.25%	15.25%	606,146	165,313	—	—	—	771,459
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco HSBC Argentina S.A	Argentina	Argentine peso	Quarterly	15.25%	15.25%	303,073	234,193	—	—	—	537,266
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine peso	Quarterly	15.25%	15.25%	303,073	234,193	—	—	—	537,266
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine peso	Monthly	15.25%	15.25%	183,050	213,098	—	—	—	396,148
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine peso	Monthly	15.25%	15.25%	306,104	76,595	—	—	—	382,699
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine peso	Monthly	15.25%	15.25%	194,071	230,640	—	—	—	424,711
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A	Argentina	Argentine peso	At maturity	15.25%	15.25%	306,135	229,601	—	—	—	535,736
96.705.990-0	Envases Central	Chile	97.080.000-K	Banco BICE	Chile	Chilean peso	At maturity	4.29%	4.29%	197,319	194,557	—	—	—	391,876
														Total	69,959,493

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.

16.1.2  Bank obligations, non-current 2013

										maturity
										1 year	2 years		4 years	more
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	up to	up to 3	3 years up	up	than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Year	Rate	Rate	2 years	years	to 4 years	to 5 years	years	12.31.2013
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Brazilean real	Monthly	9.40%	9.40%	32,464	32,464	—	—	—	64,928
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	6.63%	6.63%	4,721,649	4,721,649	1,043,036			10,486,334
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Rio	Brazil	Brazilean real	Monthly	7.15%	7.15%	391,812	391,811	—	—	—	783,623
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Itaú	Brazil	US$Dollars	Monthly	2.992%	2.992%	3,147,356	3,147,356	11,059,059	11,059,058	—	28,412,829
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean real	Quarterly	12.41%	12.41%	489,877	489,876	—	—	—	979,753
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Quarterly	11.79%	11.79%	3,062,054	3,062,054	3,062,054	3,062,054	3,827,567	16,075,783
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	4.50%	4.50%	189,654	189,654	21,685	—	—	400,993
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	7.00%	7.00%	9,499	9,499	3,958	—	—	22,956
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	9.90%	9.90%	198,978	198,978	—	—	—	397,956
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario (1)	Argentina	Argentine peso	Monthly	14.80%	9.90%	752,222	752,221	—	—	—	1,504,443
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.00%	15.00%	119,166	119,165	—	—	—	238,331
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.25%	15.25%	400,990	400,990	—	—	—	801,980
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.00%	15.00%	33,940	33,939	—	—	—	67,879
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	65,365	65,365	—	—	—	130,730
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Ciudad de Bs. As.	Argentina	Argentine peso	Quarterly l	15.25%	15.25%	1,078,063	1,078,062	—	—	—	2,156,125
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine peso	Monthly	15.25%	15.25%	255,770	255,769	—	—	—	511,539
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santanderr Río	Argentina	Argentine peso	Monthly	15.25%	15.25%	268,178	268,178	—	—	—	536,356
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine peso	Monthly	15.25%	15.25%	273,922	273,922	—	—	—	547,844
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank Of China	Argentina	Argentine peso	Quarterly	15.25%	15.25%	1,431,997	1,431,997	—	—	—	2,863,994
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	At maturity	15.25%	15.25%	357,558	357,558	—	—	—	715,116
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Argentina	Chilean peso	At maturity	4.29%	4.29%	193,470	193,469	—	—	—	386,939
														Total	68,086,431

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.

16.2.1                       Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	03.31.2014	12.31.2013	03.31.2014	12.31.2013	03.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	11,074,542	16,260,180	554,710,330	538,269,015	565,784,872	554,529,195
Expenses of bond issuance and discounts on placement	(159,217)	(670,736)	(6,492,512)	(5,892,713)	(6,651,729)	(6,563,449)
Net balance presented in statement of financial position	10,915,325	15,589,444	548,217,818	532,376,302	559,133,143	547,965,746

16.2.2                       Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market.  In August 2013, the Company placed 2 new series, Series C for UF 1,000,000 and Series D for UF4,000,000. On October 1, 2013 the Company placed in the United States of America a bond for MUS$ 575. Following is a breakdown of these instruments

							Date
Bond registration or		Face	Unit of	Interest	Final	Interest	amortization
identification number	Series	amount	adjustment	rate	maturity	payment	of capital	03.31.2014	12.31.2013
								ThCh$	ThCh$
Bonds, current portion
SVS Registration No, 640 08.23.2010	A	875.000	UF	3.0%	08.15.2017	Semiannually	08.15.2014	5,976,506	6,087,682
SVS Registration No, 254 06.13.2001	B	3.067.680	UF	6.5%	06.01.2026	Semiannually	06.01.2014	4,380,819	4,262,972
SVS Registration No, 641 08.23.2010	C	1.500.000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	170,474	519,326
SVS Registration No, 759 08.20.2013	C	1.000.000	UF	3.5%	08.16.2020	Semiannually	02.16.2017	102,389	303,298
SVS Registration No, 760 08.20.2013	D	4.000.000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	444,354	1,316,268
Yankee Bonds	—	575.000.000	US$	5.0%	08.16.2023	Semiannually	10.01.2023	—	3,770,634
Total current portion								11,074,542	16,260,180

Bonds non-current portion
SVS Registration No, 640 08.23.2010	A	875.000	UF	3.0%	08.15.2017	Semiannually	08.15.2015	14,754,356	17,482,170
SVS Registration No, 254 06.13.2001	B	3.067.680	UF	6.5%	06.01.2026	Semiannually	06.01.2015	69,582,169	67,623,955
SVS Registration No, 641 08.23.2010	C	1.500.000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	35,410,455	34,964,340
SVS Registration No, 759 08.20.2013	C	1.000.000	UF	3.5%	08.16.2020	Semiannually	02.16.2017	23,606,970	23,309,560
SVS Registration No, 760 08.20.2013	D	4.000.000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	94,427,880	93,238,240
Yankee Bonds	—	575.000.000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	316,928,500	301,650,750
Total non-current portion								554,710,330	538,269,015

Accrued interest included in the current portion of bonds totaled ThCh$1,240,960 and ThCh$6,550,485 at March 31, 2014 and December 31, 2013, respectively.

16.2.3                       Non-current maturities

		Year of maturity				Total non- current
	Serie	2015	2016	2017	after	03.31.2014
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration No, 640 08.23.2010	A	4,918,118	4,918,119	4,918,119	—	14,754,356
SVS Registration No, 254 06.13.2001	B	4,187,413	4,459,593	4,749,465	56,185,698	69,582,169
SVS Registration No, 641 08.23.2010	C	—	—	—	35,410,455	35,410,455
SVS Registration No, 759 08.20.2013	C	—	—	5,901,743	17,705,227	23,606,970
SVS Registration No, 760 08.20.2013	D	—	—	—	94,427,880	94,427,880
Yankee Bonds	—	—	—	—	316,928,500	316,928,500
		9,105,531	9,377,712	15,569,327	520,657,760	554,710,330

16.2.4                       Market rating

The bonds issued on the Chilean market had the following rating at March 31, 2014

AA                              :                    ICR Compañía Clasificadora de Riesgo Ltda. rating

AA                              :                    Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of March 31, 2014 is the following:

BBB                     :                    Standard&Poors rating

A-                                   :                    Fitch Chile Clasificadora de Riesgo Limitada rating

16.2.5              Restrictions

16.2.5.1    Restrictions regarding bonds placed abroad

On September 26, 2013, Andina issued a bond in the U.S. Markets (Yankee Bonds) foe uS$575 million at a coupon rate of 5.000% maturing on October 1, 2023.  These bonds do not have financial restrictions.

16.2.5.2    Restrictions regarding bonds placed in the local market

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

During 2001, Andina placed local bonds in the Chilean market.  The issuance was structured into two series, one of which matured during 2008.

The outstanding series as of March 31, 2014 is Series B for a nominal amount of up to UF4 million, of which amount UF3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50%  annual interest rate. The balance of outstanding capital as of March 31, 2014 is UF3.068 million.

Series B was issued with charge to the Bonds Line registered with the Securities Registrar under number 254 dated June 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•                  Maintain an indebtedness level where Consolidated Financial Liabilities does not exceed Consolidated Equity by 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Payable bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of March 31, 2014, Indebtedness Level is 0.78 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows (in thousand Chilean pesos)

As of March 31, 2014, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	104,662,688
Other non-current financial liabilities	622,255,374
Total Consolidated Equity	934,938,518

•             Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

As of March 31, 2014, this index is 1.69 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2014, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	1,991,209,919
Unsecured consolidated liabilities payable	1,179,574,717

Restrictions regarding bond lines registered in the Securities Registrar under numbers 640 and 641.

As a consequence of our merger with Coca-Cola Polar S.A., Andina became a debtor of the following two bonds placed in the Chilean market in 2010:

•             UF 1.0 million of Series A bonds due 2017, bearing an annual interest of 3.00%. As of March 31, 2014, the balance of outstanding capital is UF 0.875 million.

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of March 31, 2014, the balance of outstanding capital is UF 1.5 million.

Series A and Series C were issued with charge to the Bond Lines registered with the Securities Registrar, under numbers 640 and 641, respectively, both on August 23, 2010.

Regarding Series A and Series C, the Issuer is subject to the following restrictions:

•                  Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position.   To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of March 31, 2014, Net Financial Debt was 0.69 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2014, the values of items included in this indicator are the following:	ThCh$
Cash and cash equivalent	78,798,655
Other current financial liabilities	104,662,688
Other non-current financial liabilities	622,255,374
Total Consolidated Equity	934,938,518

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

As of March 31, 2014, this index is 1.69 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2014, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	1,991,209,919
Consolidated liabilities payable not guaranteed	1,179,574,717

•             Not carry out investments in instruments issued by related parties, nor carry out with these parties any other operations not related to normal business, in conditions that may be more unfavorable to the Issuer regarding those prevailing in the market.

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of March 31, 2014 Net Financial Coverage level is 8.63 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2014, the values of items included in this indicator are the following:	ThCh$
(+) Consolidated Ebitda between January 1 and March 31, 2014	76,499,031
(+) Consolidated Ebitda between January 1 and December 31, 2013	254,621,348
(-) Consolidated Ebitda between January 1 and March 31, 2013	64,806,676
Consolidated Ebitda 12 months (between April 1 2013 and March 31, 2014)	266,313,703

(+) Consolidated financial income between January 1 and March 31, 2014	1,797,837
(+) Consolidated financial income between January 1 and December 31, 2013	4,973,312
(-)Consolidated financial income between January 1 and March 31, 2013	629,200
Consolidated financial income 12 months (between April 1 2013 and March 31, 2014)	6,141,949

(+) Consolidated financial costs between January 1 and March 31, 2014	13,628,030
(+) Consolidated financial costs between January 1 and December 31, 2013	28,944,023
(-) Consolidated financial costs between January 1 and March 31, 2013	5,571,611
Consolidated financial costs 12 months (between April 1 2013 and March 31, 2014)	37,000,442

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760

During 2013, Andina placed local bonds in the Chilean market. The issuance was structured into two series.

•             Series C outstanding as of March 31, 2014, for a nominal value of up to UF2 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of March 3, 2014 is UF 1.0 million.

•             Series D outstanding as of March 31, 2014, for a nominal value of up to UF5 million, of which bonds were placed for a nominal amount of UF4.0 million with final maturity during year 2034 at an annual interest rate of 3.80% issued against line number 760.  Outstanding capital as of March 3, 2014 is UF4.0 million.

Regarding Series C and D, the Issuer is subject to the following restrictions:

Maintain an indebtedness level where Net Consolidated Financial Liabilities does not exceed Consolidated Equity by 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Payable bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of March 31, 2014, Indebtedness Level is 0.66 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2014, the values of items included in this indicator are the following:	ThCh$
Cash and cash equivalent	78,798,655
Other current financial assets	31,309,718
Other current financial liabilities	104,662,688
Other non-current financial liabilities	622,255,374
Total Consolidated Equity	934,938,518

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities payable.

As of March 31, 2014, this index is 1.69 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2014, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	1,991,209,919
Unsecured consolidated liabilities payable	1,179,574,717

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of March 31, 2014 and December 31, 2013, the Company complies with all financial collaterals.

16.2.6                       Repurchased bond

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$ 350 million, of which US$ 200 million are outstanding and are presented after deducting the long-term liability from other financial liabilities.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. On March 31, 2014 these issues belong to Andina, until December 31, 2012 belong to the subsidiary Abisa Corp S.A., (former Pacific Sterling). On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora Andina S.A., passing the latter to be the creditor of the above mentioned Brazilian subsidiary. As a result, in these consolidated financial statements the assets and liabilities related to the transaction have been eliminated. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary, consequently the effects of exchange rate differences between the dollar and the functional currency of each one have been recorded in other comprehensive income

16.3.1                       Forward contract obligations

Please see details in Note 21.

16.4.1              Current liabilities for leasing agreements current

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at
Name	Country	Tax ID,	Name	Country	Currency	Year	rate	rate	90 days	1 year	03.31.2014	12.31.2013
									ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reals	Monthly	10.21%	10.22%	135,883	407,644	543,527	110,098
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean Reals	Monthly	9.65%	9.47%	7,962	23,887	31,849	6,971
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilean Reals	Monthly	13.00%	13.00%	784,370	1,193,304	1,977,674	1,370,828
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean Reals	Monthly	13.06%	13.06%	13,974	48,898	62,872	246,334
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilean Reals	Monthly	12.70%	12.70%	73,210	240,762	313,972	1,594,463
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean Reals	Monthly	12.68%	12.68%	609,486	1,620,386	2,229,872	1,782,674
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reals	Monthly	13.49%	13.49%	10,304	32,432	42,736	148,266
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	US$Dollars	Monthly	12.00%	12.00%	14,686	46,780	61,466	56,582

										Total	5,263,968	5,316,216

16.4.2              Current liabilities for leasing agreements non-current 2014

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Tax ID,	Name	Country	Currency	Year	rate	rate	2 years	3 years	4 years	5 years	5 years	03.31.2014
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reals	Monthly	10.21%	10.22%	353,315	—	—	—	—	353,315
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean Reals	Monthly	9.65%	9.47%	20,132	—	—	—	—	20,132
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilean Reals	Monthly	13.00%	13.00%	208,402	—	—	—	—	208,402
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean Reals	Monthly	13.06%	13.06%	285,778	—	—	—	—	285,778
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilean Reals	Monthly	12.70%	12.70%	604,045	—	—	—	—	604,045
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean Reals	Monthly	12.68%	12.68%	1,468,977	—	—	—	—	1,468,977
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reals	Monthly	13.49%	13.49%	12,787	—	—	—	—	12,787
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	US$Dollars	Monthly	12.00%	12.00%	69,262	78,046	87,944	271,800	—	507,052

													Total	3,460,488

16.4.2              Current liabilities for leasing agreements non-current 2013

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to up	2 years to up	3 years to up	4 years to up	More than	at
Name	Country	Tax ID,	Name	Country	Currency	Year	rate	rate	2 years	3 years	4 years	5 years	5 years	12.31.2013
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reals	Monthly	10.21%	10.22%	824,548	—	—	—	—	824,548
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean Reals	Monthly	9.65%	9.47%	53,764	—	—	—	—	53,764
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilean Reals	Monthly	13.00%	13.00%	192,802	—	—	—	—	192,802
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean Reals	Monthly	13.06%	13.06%	248,187	—	—	—	—	248,187
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilean Reals	Monthly	12.70%	12.70%	671,942	—	—	—	—	671,942
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean Reals	Monthly	12.68%	12.68%	1,437,383	—	—	—	—	1,437,383
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reals	Monthly	13.49%	13.49%	26,057	—	—	—	—	26,057
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	US$Dollars	Monthly	12.00%	12.00%	63,762	71,848	80,960	279,593	—	496,163

													Total	3,950,846

NOTE 17 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	03.31.2014	12.31.2013
	ThCh$	ThCh$
Trade accounts payable	136,649,663	162,980,833
Withholdings tax	34,382,500	41,564,170
Others	1,797,299	5,901,295
Total	172,829,462	210,446,298

b)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding renewal options. No restrictions exist with respect to the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are as follows:

03.31.2014
ThCh$
Maturity within one year	3,291,016
Maturity between one and eight years	2,069,533
Total	5,360,549

Total expenses related to operating leases maintained by the Company as of March 31, 2014 and 2013 amounted to ThCh$1,077,607 and ThCh$1,763,758 respectively

NOTE 18 —  CURRENT AND NON-CURRENT PROVISIONS

18.1                                 Balances

The balances of provisions recorded by the Company at March 31, 2014 and December 31, 2013 are detailed as follows La composición de las provisiones, es la siguiente:

Description	03.31.2014	12.31.2013
	ThCh$	ThCh$
Litigation (1)	86,952,401	77,812,294
Other	—	—
Total	86,952,401	77,812,294

Current	265,372	269,906
Non-current	86,687,029	77,542,388
Total	86,952,401	77,812,294

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, according to the following breakdown:

Detail (see note 22.1)	03.31.2014	12.31.2013
	ThCh$	ThCh$

Tax Contingencies	75,648,501	73,238,000
Labor Contingencies	6,285,228	4,077,980
Civil Contingencies	5,018,672	496,314
Total	86,952,401	77,812,294

18.2                                 Movements

Movement of provisions is detailed as follows:

	03.31.2014			12.31.2013
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance at January	77,812,294	—	77,812,294	6,821,165	195,103	7,016,268

Increase due to business combination	—	—	—	70,902,559	—	70,902,559
Additional provisions	—	—	—	—	—	—
Increase (decrease) in existing provisions	1,956,486	—	1,956,486	2,109,425	(195,103)	1,914,322

Payments	(872,844)	—	(872,844)	(2,201,350)	—	(2,201,350)

Increase (decrease) due to foreign exchange differences	5,730,793	—	5,730,793	180,495	—	180,495
Other increase	2,325,672	—	2,325,672
Total	86,952,401	—	86,952,401	77,812,294	—	77,812,294

NOTE 19 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	03.31.2014	12.31.2013
	ThCh$	ThCh$
Minimum Dividend	7,300,451	1,451,092
Dividend payable	1,741,124	13,489,949
Employee remuneration payable	3,890,207	8,749,678
Accrued vacations	11,179,279	12,690,387
Other	3,728,220	1,987,728
Total	27,839,281	38,368,834

Current	26,680,517	37,446,336
Non-current	1,158,764	922,498
Total	27,839,281	38,368,834

NOTE 20 —   EQUITY

20.1                                 Paid-in capital

On August 21, 2013 issued capital decreased as a result of retiring 67 shares of Series A and 8,065 Series B shares, which the Company acquired in 2012, due to shareholders exercising their right to retire such shares associated with the Embotelladoras Coca-Cola Polar S.A. merger agreement.  The retirement of these shares decreased issued capital by ThCh$21,725 to ThCh $ 270,737,574. The distribution and classification is detailed as follows:.

20.1.1                       Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2014	2013	2014	2013	2014	2013

A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

20.1.2              Capital:

	Subscribed Capital		Paid-in capital
Series	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$

A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,0700	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

20.1.3                       Rights of each series:

•                                                   Series A : Elect 12 of the 14 Directors

•                                                   Series B : Receives an additonal 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

20.2                                 Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April 2014 Annual Shareholders Meeting, the shareholders authorised to pay out of the 2013 earnings into 2 additional dividend payments with one being in May and the other being in the second half of 2013

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$ 19,260,703, of which ThCh$ 4,364,089 have been realized at March 31, 2014 and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009 ThCh$	Realized at 12.31.2013 ThCh$	Amount of accumulated earnings at 12.31.2013 ThCh$
Revaluation of assets	Sale or impairment	12,538,123	(2,611,524)	9,926,599
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	(1,481,482)	4,912,036
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(455,967)	473,593
Deferred taxes complementary accounts	Amortization	(1,414,383)	998,769	(415,614)
Total		19,260,703	(4,364,089)	14,896,614

The dividends declared and paid during 2014, 2013 and 2012 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2012	January	Interim	2011	8.50	9.35
2012	May	Final	2011	10.97	10.067
2012	May	Additional	Retained Earnings	24.30	26.73
2012	October	Interim	2012	12.24	13.46
2012	December	Interim	2012	24.48	26.93
2013	May	Additional	2012	12.30	13.53
2013	June	Interim	2013	12.30	13.53
2013	November	Additional	2012	47.00	51.70
2013	December (1)	Interim	2013	13.1	14.41

(1)         Paid on January 23, 2014

20.3                                 Reserves

The balance of other reserves include the following:

Description	03.31.2014	12.31.2013
	ThCh$	ThCh$

Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(49,913,639)	(81,527,711)
Cash flow hedge reserve	6,316,001	2,258,144

Reserve for employee benefit actuarial gains or losses	(1,128,824)	(1,128,824)
Legal and statutory reserves	5,435,538	5,435,538
Total	382,410,596	346,738,667

20.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A.

20.3.2                       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 21).

20.3.3                       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses, that according to IAS 19 amendments must be carried to other comprehensive income.

20.3.4                       Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 at December 31, 2009

20.3.5                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Additionally exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. A breakdown of translation reserves is presented below:

Description	03.31.2014	12.31.2013
	ThCh$	ThCh$
Brazil	(13,012,595)	(36,125,708)
Argentina	(58,644,871)	(46,087,935)
Paraguay	28,281,183	8,586,782
Exchange rate differences in related companies	(6,537,356)	(7,900,850)
Total	(49,913,639)	(81,527,711)

The movement of this reserve for the fiscal periods ended March 31, 2014 and December 31, 2013 respectively is detailed as follows:

Description	03.31.2014	12.31.2013
	ThCh$	ThCh$
Brazil	23,113,113	(9,220,656)
Argentina	(12,556,936)	(16,638,937)
Paraguay	19,694,401	8,562,534
Exchange rate differences in related companies	1,363,494	(675,107)
Total	31,614,072	(17,972,166)

20.4                                 Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at March 31, 2014 are as follow:

	Non-controlling Interests
	Percentage %	Shareholders Equity	Income
Description	2014	2014	2014
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	11,822	635
Andina Empaques Argentina S.A.	0.0209	1,604	102
Paraguay Refrescos S.A.	2.1697	5,587,325	99,314
Inversiones Los Andes Ltda.	0.0001	55	1
Vital S.A.	35.0000	9,258,192	41,687
Vital Aguas S.A.	33.5000	1,977,045	63,413
Envases Central S.A.	40.7300	4,727,082	159,857
Andina Inversiones Societarias S.A.	0.0001	37	1
Total		21,563,162	365,010

20.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	03.31.2014
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	11,588,115	12,746,720	24,334,835
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	24.48	26.93	25.71

	03.31.2013
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	12,523,962	13,776,358	26,300,320
Average weighted number of shares	473,289,368	473,289,368	946,578,736
Earnings per basic and diluted share (in Chilean pesos)	26.46	29.11	27.78

NOTE 21 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative instruments at March 31, 2014 and December 31, 2013:

21.1                Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swap Itau Credit.

At March 31, 2014, the Company entered into cross currency swap derivative contracts to convert US Dollar bank liabilities of ThUS$71,429, into Brazilian Reals to hedge the Company’s exposure to variations in foreign exchange rates.  These swap contracts have the same terms of the underlying bank obligation and expire in 2017.  The fair value of these derivatives resulted in an asset of ThCh$5,821,702 at March 31, 2014, which is presented as other current and non-current financial assets. In addition, the excess value of the derivative above the hedged items of ThCh$1,826,750 has been recognized within other equity reserves as of March 31, 2014. The amount of income recognized in results for financial liabilities in US Dollars that were neutralized by the recycling of derivative contracts from equity amounted to ThCh$1,124,037

b)     Cross Currency Swaps associated with US Bonds.

At March 31, 2014, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates.  These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  The fair value of these derivatives resulted in an asset of ThCh$5,875,459 at March 31, 2014, which is presented as other current and non-current financial assets.  In addition excess value of the derivative above the hedged items of ThCh$4,489,251 has been recognized within other equity reserves as of March 31, 2014. The ineffective portion amount of ThCh$1,414,535 associated with this hedge was recorded in other gains and losses. The amount of net income recognized in results for financial liabilities in US Dollars that were neutralized by the recycling of derivative contracts from equity amounted to ThCh$2,804,488.

21.2                Derivatives accounted for as financial assets and liabilities at fair value through profit and loss:

In 2012, 2013 and 2014, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars. The total amount of outstanding forward contracts were US$108.8 million and US$103.3 million at March 31, 2014 and December 31, 2013, respectively, and expire monthly over a twelve month period. These agreements were recorded at fair value, resulting in a net gains of ThCh$2,382,061 for the period ended March 31, 2014, and a net loss of ThCh$1,424,444 for the period ended March 31, 2013. The fair value of these derivative contracts is an asset in Chile of ThCh$2,083,017 and liability in Brazil of ThCh$1,400,242 at March 31, 2014 (assets of ThCh$1,949,958 and liabilities of ThCh$1,985,954 at December 31, 2013). These derivative contracts do not qualify for hedge accounting and are accounted for as investment contracts with the changes in fair value recorded directly in the income statement each reporting period.

Fair value hierarchy

The Company recorded an asset related to foreign currency derivative contracts as of March 31, 2014 for an amount of ThCh$ 13,780,178 and liabilities for the same concept in an amount of ThCh$ 1,400,242 (assets of Thch$11,264,459 and liability of ThCh$1,985,954 as of December 31, 2013), which were classified under current liabilities and are accounted for at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 :	quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2 :	Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)
Level 3 :	Inputs for assets and liabilities that are not based on observable market data..

During the period ended March 31, 2014, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at March, 31 2014
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	2,083,017	—	2,083,017
Other non-current financial assets		11,697,161		11,697,161
Total assets	—	13,780,178	—	13,780,178

Liabilities
Current libilities
Other current financial liabilities	—	782,667	—	782,667
Other non-current financial liabilitioes	—	617,575	—	617,575
Total liabilities	—	1,400,242	—	1,400,242

	Fair Value Measurements at December, 31 2013
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	3,342,172	—	3,342,172
Other non-current financial assets		7,922,287		7,922,287
Total assets	—	11,264,459	—	11,264,459

Liabilities
Current libilities
Other current financial liabilities	—	1,037,473	—	1,037,473
Other non-current financial liabilitioes	—	948,481	—	948,481
Total liabilities	—	1,985,954	—	1,985,954

NOTE 22 —   CONTINGENCIES AND COMMITMENTS

22.1                                 Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)        Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 1,388,428. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$ 751,264 to guaranty judicial liabilities.

2)        Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 85,298,601. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as a legal guarantees as of March 31, 2014 and December 31, 2013 amounted to ThCh$ 121,846,328 and ThCh$ 11204284189 respectively.

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga totaling approximately R$ 1,379,707,155.

The Company rejects the position of the Brazilian tax authority in these procedures, and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses, and has net recorded a provision on these matters.

Notwithstanding the above, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish that contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 200.6 million equivalent to ThCh$ 44,939,519. (ThCh$48,858,466 in currency of March 31, 2014).

b)             Tax contingencies on ICMS and IPI causes

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 126.3 million equivalent to ThCh$ 28,298,481. (ThCh$30,761,836 in currency of March 31, 2014).

3)        Embotelladora Andina S.A., faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 265,372. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

22.2                                 Direct guarantees and restricted assets:

Guarantees and restricted assets as of March 31, 2014 and 2013 are detailed as follows:

Guarantees that involve assets included in the financial statements:

	Provided by		Committed assets		Carrying	Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	03-31-2014	2014	2015
					ThCh$	ThCh$	ThCh$
Other creditors	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Other debtors	2,105		2,105
San Francisco warehouse	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	6,788		6,788
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	1,140		1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	3,416		3,416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	3,508		3,508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Cash and cash equivalents	3,216		3,216
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Cash and cash equivalents	1,000	1,000	—
Reclamantes ações trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other no financial non current assets	17,206,703		17,206,703
Miscellaneous	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	16,680,161		16,680,161
Government institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Depósito judicial	Other no financial non current assets	7,143,120		7,143,120
Government institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Propiedades, Planta y Equipo	80,816,344		80,816,344
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	1,378		1,378
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	2,066		2,066
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	8,902		8,902
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	24,797		24,797
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	1,478		1,478
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	25		25
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	374,433		374,433
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	2,929		2,929
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	8,569		8,569
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	950,961		950,961
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantees CICSA for packaging	Other financial current assets	38,367	38,367
Others	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee deposit for rentals	Other financial current assets	12,276	12,276
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Import machinery	Other financial current assets	9,634	9,634
					123,303,316

Guarantees that not- involve assets included in the financial statements:

	Provided by		Committed assets		Amounts		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	31-03-2014	31-12-2013	2014	2015
					ThCh$	ThCh$	ThCh$	ThCh$
Linde Gas Chile	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	496,062	472,149	—	496,062
Central de Restaurantes Aramark Ltda.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	243,515	243,515	—	243,515
Echeverría, Izquierdo Ingeniería y Construcción.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	494,000	487,776	—	494,000
Processes workers	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	604,869	556,149	—	604,869
Processes administrative	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	2,176,604	2,001,285	—	2,176,604
Governo Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	92,497	85,047	—	92,497
Governo Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	9,978,019	9,174,320	—	9,978,019
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	1,238,442	204,520	—	1,238,442

NOTE 23 —  FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks including foreign exchange risk, interest rate risk and price risk. The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest Rate Risk

As of March 31, 2014, the Company carried all of its debt liabilities at a fixed rate, variability factors are given by the currencies in which they are set: UF and US$ (are variable). As a result, the risk of fluctuations in market interest rates on the Company’s cash flows is low.

The Company’s greatest indebtedness corresponds to bonds of own issuance; the portion of bonds issued in the local market are denominated in Unidades de Fomento, indexed to inflation in Chile (the Company’s sales are correlated with UF variations). If inflation in Chile would have generated a UF variation of 2.28% during the period between January 1 and March 31, 2014 (instead of 1.28%, excluding changes in the level of sales), the Company’s income would have been lower by ThCh$2,695,458.

There are also bonds of own issuance amounting to US$575 million, which are hedged against the fluctuation of the U.S. dollar with cross currency swap agreements.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a) Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of March 31, 2014, the Company maintains a net investment of ThCh$ 75,658,380 in Argentina, composed by the recognition of assets amounting to ThCh$179,557,800  and liabilities amounting to ThCh$103,899,420. These investments reported 24.6% of the Company’s consolidated sales revenues.

As of March 31, 2014, the Argentine peso devalued 14.4% with respect to the Chilean peso.

There are currently exchange restrictions in Argentina and a parallel foreign exchange market with a higher exchange rate than the official exchange rate. If the official exchange rate in Argentina devalued reaching the informal rate of $ 11.05 (37.7% devaluation), the Company would have lower income from the operations in Argentina of ThCh$ 1,100,331, and a decrease in equity of ThCh$ 19,889,840, originated by lower asset recognition of ThCh$ 51,024,833 and lower liabilities recognition of ThCh$ 31,134,993.

a.2 Investment in Brazil

As of March 31, 2014, the Company maintains a net investment of ThCh$ 288,711,408 in Brazil, composed by the recognition of assets amounting to ThCh$800,715,304 and liabilities amounting to ThCh$512,003,896. These investments reported 39.4% of the Company’s consolidated sales revenues.

As of March 31, 2014, the Brazilian Real apreciated 8.8% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real apreciated an additional 5% with respect to the Chilean Peso, the Company would have greater income from the operation in Brazil of ThCh$ 2,070,805, and a increase in equity of ThCh$13,051,240, originated by higher asset recognition of ThCh$37,845,228 and a higher liabilities recognition of ThCh$24,793,997.

a.3 Investment in Paraguay

As of March 31, 2014, the Company maintains a net investment of ThCh$ 257,511,521 in Paraguay, composed by the recognition of assets amounting to ThCh$ 296,964,378 and liabilities amounting to ThCh$ 39,452,857. These investments reported 7,2% of the Company’s consolidated sales revenues

As of March 31, 2014, the Paraguayan Guarani appreciated 8.6% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní apreciated an additional 5% with respect to the Chilean Peso, the Company would have greater income from the operations in Paraguay of ThCh$720,458, and an increase in equity of ThCh$11,540,379, originated by higher asset recognition of ThCh$ 13,638,325  and greater liabilities recognition of ThCh$ 2,097,946.

b) Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of March 31, 2014, the Company maintains a net liability position totaling ThCh$ 344,078,304, basically composed of obligations with the public and bank liabilities for ThCh$ 356,856,679 offset partially by financial assets denominated in dollars for ThCh$ 12,778,319.

Of total financial liabilities denominated in US dollars, ThCh$ 39,928,179 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the US dollar. On the other hand ThCh$ 316,928,500 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of March 31, 2014 to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$ 10,022,419.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate..

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19.1% of our cost of sales or approximately US$334 million.

In addition, and depending on market conditions, the Company enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollar, which mainly correspond to payment to suppliers of raw materials and fixed assets. US$82.5 million for future purchases have been hedged as of March 31, 2014

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$ 4,077,951 as of March 31, 2014. Currently, the Company has contracts to hedge this effect only in Chile.

Riesgo de commodities

The Company is subject to a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When allowed by market conditions commodity hedges have also been used in the past. The possible effects that exist in the present consolidated financial statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results for the period ended March 31, 2014 of approximately ThCh$2,285,279. To minimize the risk often supply contracts and anticipated purchases are made when market conditions warrant. Also been used commodity derivative instruments by $26.6 million.

Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings.

The following table presents our contractual and commercial obligations as of March 31, 2014:

	Year of maturity
Item	2014	2015	2016	2017	2018 and more
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	76,912,986	29,018,727	24,191,833	18,271,701	9,087,208
Bonds payable	21,723,944	35,732,463	35,561,902	41,245,167	681,300,318
Operating lease obligations	9,936,245	4,336,479	2,297,514	671,460	1,145,122
Purchase obligations	130,075,039	58,041,382	12,524,838	11,478,992	122,863,277
Total	238,648,214	127,129,051	74,576,087	71,667,320	814,395,925

NOTE 24 —  EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2014	01.01.2013
Description	03.31.2014	03.31.2013
	ThCh$	ThCh$

Direct production costs	209,821,185	171,286,737
Payroll and employee benefits	62,224,107	51,427,713
Transportation and distribution	45,240,086	39,764,830
Marketing	12,927,364	12,459,342
Depreciation and amortization	24,441,019	19,190,920
Repairs and maintenance	5,690,022	5,079,391
Other expenses	35,908,881	31,841,269
Total	396,252,664	331,050,202

NOTE 25 —  OTHER INCOME

Other operating income is detailed as follows:

	01.01.2014	01.01.2013
Description	03.31.2014	03.31.2013
	ThCh$	ThCh$

Gain on disposal of property, plant and equipment	69,907	215,065
Adjustment of judicial deposit (Brazil)	191,070	161,091
Other	53,796	49,873
Total	314,773	426,029

NOTE 26 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2014	01.01.2013
Description	03.31.2014	03.31.2013
	ThCh$	ThCh$
Disposal and write-off of property, plant and equipment	203,286	63,049
Tax on bank debits	1,638,248	1,532,224
Loss on sale participation Leao Jr (Brazil)	—	1,176,284
Contingencies	1,183,217	493,204
Non-operating fees	215,091	50,716
Donations	48,718	—
Business combination related expenses	118,194	80,194
Others	335,152	393,627
Total	3,741,906	3,789,298

NOTE 27 —  FINANCIAL INCOME AND COSTS

Financial income and costs break down as follows:

a)             Finance income

	01.01.2014	01.01.2013
Description	03.31.2014	03.31.2013
	ThCh$	ThCh$
Interest income	1,412,851	539,240
Other interest income	384,986	89,960
Total	1,797,837	629,200

b)             Finance costs

	01.01.2014	01.01.2013
Description	03.31.2014	03.31.2013
	ThCh$	ThCh$
Bond interest	7,282,912	1,732,124
Bank loan interest	6,200,572	3,646,281
Other interest costs	144,546	193,206
Total	13,628,030	5,571,611

NOTE 28 —  OTHER INCOME AND (EXPENSES)

Other gains and (losses) are detailed as follows:

	01.01.2014	01.01.2013
Description	03.31.2014	03.31.2013
	ThCh$	ThCh$
Restructuring of operations (new Renca plant)	—	(104,743)
Gains (loss) on derivative transactions raw materials	2,382,061	(1,424,444)
Losses on ineffective portion of hedge derivatives	(1,414,515)	—
Other income and (expenses)	(109,054)	(153,665)
Total	858,492	(1,682,852)

NOTE 29 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$ 1,082,321 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	Period ended March 31, 2014		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	To be Recorded as expenses	To be capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	249,458	—	—	—
Argentina	260,452	574	813,838	1,296,568
Brazil	473,755	80,830	432,441	502,412
Paraguay	7,132	10,120	—	—
Total	990,797	91,524	1,246,279	1,798,980

NOTE 30 -  Auditors´ fees

Details of the fees paid to the external auditors are as follows:

	01.01.2014	01.01.2013
Description	03.31.2014	12.31.2013
	ThCh$	ThCh$
Remuneration of the Auditor for auditing services	755,423	792,525
Total	755,423	792,525

NOTE 31 - SUBSEQUENT EVENTS

On April 2, 2014 the Company placed Series E dematerialized and bearer bonds in the local market, charged to line N° 760 registered with the securities registrar of the Chilean Superintendency of Securities and Insurance. The placement was carried out for a total sum of UF 3,000,000.

The Shareholders’ Meeting held April 21, 2014, agreed to a distribution of the following dividends:

a)                                     Final Dividend with charge to 2013 results, which will be paid during the month of May 2014 for the following amounts:

Ch$1.46 per each Series A Shares

Ch$1.606 per each Series B Shares

b)                                     Two Additional Dividends with charge to accumulated earnings, the first of which will be paid during the month of May 2014, and the other will be paid during the month of August 2014, for the following amounts:

Ch$12.37 per each Series A Shares; and Ch$13.607 per each Series B Shares

Ch$12.37 per each Series A Shares; and Ch$13.607 per each Series B Shares

Except as provided above there are no subsequent events that may significantly affect the Company’s consolidated financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, June 2nd, 2014